Exhibit 99.1
PARAMOUNT RESOURCES LTD.
Calgary, Alberta
March 12, 2006

NEWS RELEASE:	PARAMOUNT RESOURCES LTD.
Financial and Operating Results for the
Three Months and Year Ended December 31, 2005
CALGARY, ALBERTA – Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to announce its financial and operating results for the three months and year ended December 31, 2005.
On April 1, 2005, Paramount transferred certain assets located in the Kaybob and Marten Creek areas of Alberta (the “Spinout Assets”) to Trilogy Energy Trust through the Trust Spinout. For purposes of comparability, certain prior period statistics have been presented in two forms: “As reported” and “Excluding Spinout Assets”. “As reported” statistics include the results from the Spinout Assets for Q1 2005.
HIGHLIGHTS (1)
($ thousands except per share amounts and where stated otherwise)

	Three Months Ended			Year Ended
	Dec 31, 2005	Sep 30, 2005	% Change	Dec 31, 2005	Dec 31, 2004	% Change

FINANCIAL
Petroleum and natural gas sales
As reported	115,127	99,187	16%	482,670	592,546	(19)%
Excluding Spinout Assets	115,127	99,187	16%	376,702	258,808	46%

Funds flow from operations — As reported	48,893	50,492	(3)%	252,517	294,352	(14)%
Per share — diluted	0.72	0.77	(6)%	3.89	4.82	(19)%

Net earnings (loss) — As reported	37,758	(69,066)	n/a	(63,932)	41,174	n/a
Per share — diluted	0.56	(1.05)	n/a	(0.99)	0.67	n/a

Net capital expenditures(2)
As reported	103,533	61,850	67%	423,337	576,357	(27)%
Excluding Spinout Assets	103,533	61,850	67%	374,528	302,315	24%

Long-term investments
Market value (3)	358,464	425,458	(16)%	358,464	—	n/a

Total assets	1,111,530	1,116,499	(0)%	1,111,530	1,542,786	(28)%

Net debt (4)	428,700	421,443	2%	428,700	451,043	(5)%

Common shares outstanding (thousands)	66,222	66,056	0%	66,222	63,186	5%

Market capitalization (5)	2,046,250	2,259,113	(9)%	2,046,250	1,699,693	20%

OPERATING
Total sales (Boe/d)
As reported	18,837	19,624	(4)%	24,888	36,150	(31)%
Excluding Spinout Assets	18,837	19,624	(4)%	18,676	15,862	18%
Gas weighting
As reported	82%	84%	(2)%	82%	80%	3%
Excluding Spinout Assets	82%	84%	(2)%	83%	78%	6%

	Three Months Ended			Year Ended
	Dec 31, 2005	Sep 30, 2005	% Change	Dec 31, 2005	Dec 31, 2004	% Change

RESERVES (6)
Proved plus probable
Natural gas (Bcf)				255.4	568.6	(55)%
Crude oil and liquids (MBbl)				8,016	20,461	(61)%
Total (MBoe)				50,590	115,230	(56)%
Estimated net present value before tax @ 10%
Proved ($millions)				638.6	1,156.0	(45)%
Proved plus probable ($millions)				1,020.2	1,659.3	(39)%

OIL SANDS RESOURCES (8)(9) — Best Estimate (7)
MMBbl				923.0	—	n/a
Estimated NPV before tax @ 10% ($ millions)				1,176.0	—	n/a

Net undeveloped land holdings
(thousands of acres)				2,979	3,442	(13)%

Total wells drilled (gross)	63	83	(24)%	341	271	26%
Success rate (10)	100%	96%	4%	95%	95%	0%

(1)	Readers are referred to the advisories concerning forward-looking statements, non-GAAP measures, barrel of oil equivalent conversions and finding and development costs under the heading “Advisories” towards the end of this document.

(2)	Excludes capital expenditures of discontinued operations.

(3)	Based on period end closing prices of Trilogy Energy Trust on the Toronto Stock Exchange and book value for remaining long-term investments.

(4)	Net debt is equal to the sum of long-term debt, working capital deficit (surplus) and stock based compensation liability (excluding the stock based compensation liability associated with Paramount Options amounting to $46.6 million at December 31, 2005, $50.2 million at September 30, 2005 and $41.0 million at December 31, 2004 – see Liquidity and Capital Resource section of MD&A).

(5)	Based on the period end closing prices of Paramount Resources Ltd. on the Toronto Stock Exchange.

(6)	The significant decrease in reserves is primarily attributable to the spinout of assets to Trilogy Energy Trust on April 1, 2005.

(7)	The engineering reports prepared by GLJ Petroleum Consultants Ltd. (“GLJ”) and McDaniel and Associates Consultants Ltd. (“McDaniel”) provide “low estimate”, “best estimate” and “high estimate” cases. “Best estimate” refers to the most likely case.

(8)	Paramount owns a 100% interest in oil sands leases in the Surmont area of Alberta, and has a 50% interest in a joint venture (the “Joint Venture”) with North American Oil Sands Corporation, which holds oil sands leases in the central Athabasca area of Alberta. 100% of the oil sands resources at Surmont were evaluated by McDaniel. 100% of the oil sands resources held within the Joint Venture were evaluated by GLJ. Figures in the above table refer to Paramount’s working interest share.

(9)	Resources refers to the sum of the contingent resources and prospective resources. Contingent resources, as evaluated by GLJ and McDaniel, are those quantities of bitumen estimated to be potentially recoverable from known accumulations, but are classified as a resource rather than a reserve primarily due to the absence of regulatory approvals, detailed design estimates and near term development plans. Prospective resources are those quantities of bitumen estimated to be potentially recoverable from undiscovered accumulations. The resources attributable to Surmont have been classified by McDaniel as contingent resources. The resources attributable to the Joint Venture have been classified by GLJ as a combination of contingent and prospective resources for the case shown in the table above.

(10)	Success rate excludes oilsands evaluation wells.
SIGNIFICANT EVENTS — 2005
Trust Spinout
On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly traded energy trust (the “Trilogy Spinout”).
Through the Trilogy Spinout, certain properties owned by Paramount that were located in the Kaybob and Marten Creek areas of Alberta, producing approximately 25,100 Boe/d at the time of the Trilogy Spinout, and three natural gas plants operated by Paramount became property of Trilogy (the “Spinout Assets”).
Paramount’s shareholders received one Class A common share of Paramount and one unit of Trilogy for each common share of Paramount previously held, resulting in Paramount’s shareholders owning 81 percent of the issued and outstanding trust units of Trilogy, and Paramount holding the remaining 19 percent of such Trilogy trust units as of April 1, 2005.

Oil Sands
During 2005, Paramount entered into agreements with North American Oil Sands Corporation (“NAOSC”) for the purpose of acquiring, drilling and evaluating oil sands interests in the central portion of the Athabasca Oil Sands region of Alberta. Paramount and NAOSC conduct the oil sands operations through a jointly controlled oil sands partnership and a 50-50 joint venture.
Throughout the year, Paramount made significant oil sands property purchases through the oil sands partnership and in the joint venture, thereby increasing Paramount’s oil sands acreage interest by approximately 20 percent. Paramount and the joint venture began a major commercial delineation program nearing the end of 2005 and continuing into 2006 which is expected to add considerable bitumen resources. The Company expects this program to lead to an application to the Alberta Energy and Utilities Board in Q2 2006 for a 10,000 Bbl/d oil sands in-situ development.
In January 2006, Paramount released its independent engineers’ assessment of the Company’s oil sands resources. Paramount currently estimates a Steam Assisted Gravity Drain (“SAGD”) recoverable oil sands resource of between 0.9 billion and 1.6 billion barrels of bitumen.
Equity Issuance
On July 14, 2005, Paramount completed the private placement of 1,900,000 common shares issued on a “flow-through” basis at a price of $21.25 per share. The gross proceeds of the issue were $40.4 million.
OPERATING AND FINANCIAL RESULTS
The successful completion of the Trilogy Spinout resulted in Paramount’s transfer of properties producing approximately 25,100 Boe/d at the time of the Trilogy Spinout to Trilogy effective April 1, 2005. As a result, reported year-over-year average sales volumes decreased to 24,888 Boe/d in 2005 as compared to 36,150 Boe/d in 2004. Excluding the results attributable to the Spinout Assets, Paramount’s 2005 sales volumes averaged 18,676 Boe/d, an 18 percent increase over 2004 average sales volumes of 15,862 Boe/d.
Excluding the results attributable to the Spinout Assets, Paramount’s 2005 natural gas sales volumes averaged 92.7 MMcf/d, a 24 percent increase over 2004 average natural gas sales volumes of 74.8 MMcf/d. This increase is primarily a result of Paramount’s capital program, including asset acquisitions in the latter part of 2004, successful drilling leading to the tie-in of new conventional gas wells, the success of Paramount’s coal bed methane drilling program, and facility construction in southern Alberta.
Excluding the results attributable to the Spinout Assets, Paramount’s 2005 oil and natural gas liquids (“NGLs”) sales volumes averaged 3,231 Bbl/d, a five percent decrease from 2004 average oil and NGLs sales volumes of 3,417 Bbl/d. This decrease is primarily a result of well declines, weather related delays and the disposition of oil producing properties in southeast Saskatchewan in the third quarter of 2004.
Paramount’s 2005 production profile continued to be significantly weighted to natural gas. Excluding the results attributable to the Spinout Assets, natural gas sales volumes represented 83 percent of Paramount’s 2005 average sales volumes as compared to 78 percent in 2004.
The following table summarizes Paramount’s average sales volumes by Corporate Operating Unit (“COU”) for the years ended December 31, 2005 and December 31, 2004:

			Change
Natural Gas Sales (MMcf/d)	2005	2004	(%)

Kaybob(1)	13.0	6.7	94%
Grande Prairie(1)	16.8	18.2	(8)%
Northwest Alberta / Cameron Hills	24.7	20.2	22%
Northwest Territories / Northeast British Columbia	23.3	16.2	44%
Southern	12.9	10.8	19%
Other	2.0	2.7	(26)%

Subtotal	92.7	74.8	24%
Spinout Assets(2)	29.9	98.3	(70)%

Total	122.6	173.1	(29)%

Crude Oil & NGLs Sales (Bbl/d)

Kaybob(1)	474	217	118%
Grande Prairie(1)	393	585	(33)%
Northwest Alberta / Cameron Hills	868	797	9%
Northwest Territories / Northeast British Columbia	14	12	17%
Southern	1,469	1,798	(18)%
Other	13	8	63%

Subtotal	3,231	3,417	(5)%
Spinout Assets(2)	1,221	3,880	(69)%

Total	4,452	7,297	(39)%

Total Sales (Boe/d)

Kaybob(1)	2,635	1,340	97%
Grande Prairie(1)	3,186	3,621	(12)%
Northwest Alberta / Cameron Hills	4,976	4,165	19%
Northwest Territories / Northeast British Columbia	3,892	2,710	44%
Southern	3,622	3,596	1%
Other	365	430	(15)%

Subtotal	18,676	15,862	18%
Spinout Assets(2)	6,212	20,288	(69)%

Total	24,888	36,150	(31)%

(1)	Excludes daily production from the Spinout Assets.

(2)	Daily sales volumes for 2005 are computed by dividing total sales volumes from the Spinout Assets for the three months ended March 31, 2005 by 365 days.
Paramount’s 2005 average price for natural gas before financial instruments was $8.61/Mcf, a 17 percent increase over the 2004 figure of $7.35/Mcf. Paramount’s 2005 average price for natural gas after realized gains and losses on financial instruments was $8.45/Mcf, a 13 percent increase over the 2004 figure of $7.49/Mcf.
Paramount’s 2005 average price for oil and NGLs before financial instruments was $60.01/Bbl, a 26 percent increase over the 2004 figure of $47.55/Bbl. Paramount’s 2005 average price for oil and NGLs after realized gains and losses on financial instruments was $57.00/Bbl, a 27 percent increase over the 2004 figure of $44.88/Bbl.

Paramount’s 2005 funds flow from operations was $252.5 million ($3.89/share – diluted), a 14 percent decrease from 2004 funds flow from operations of $294.4 million ($4.82/share – diluted). This decrease is primarily a result of the lower sales volumes attributable to the Trilogy Spinout, partially offset by an increase in petroleum and natural gas sales revenue resulting from higher commodity prices.
Paramount’s 2005 net loss was $63.9 million, as compared to 2004 net earnings of $41.2 million. This decrease is primarily a result of lower sales volumes attributable to the Trilogy Spinout, premiums paid on the debt exchange to facilitate the Trilogy Spinout, unrealized and realized mark-to-market losses, increased dry hole costs, increased write-down of petroleum and natural gas properties, and an increase in the non-cash stock-based compensation expense, partially offset by an increase in petroleum and natural gas sales revenue resulting from higher commodity prices and the gain on dilution of equity investment resulting from Trilogy’s issuance of new Trust units on December 30, 2005. A further discussion of Paramount’s annual financial and operating results is contained in the attached Management’s Discussion and Analysis.
CORPORATE OPERATING UNIT RESULTS
Kaybob
The successful completion of the Trilogy Spinout resulted in the transfer of properties producing approximately 22,000 Boe/d from the Kaybob COU to Trilogy, effective April 1, 2005, representing approximately 90 percent of the average daily production as at the time of the Trilogy Spinout. The assets remaining in the Kaybob COU are characterized as deeper, higher pressure, larger reserve potential assets that are expected to be significant to the future growth of Paramount.
Excluding the results attributable to the Spinout Assets, the Kaybob COU’s 2005 natural gas sales volumes averaged 13.0 MMcf/d, a 94 percent increase over 2004 average natural gas sales volume of 6.7 MMcf/d. Excluding the results attributable to the Spinout Assets, the Kaybob COU’s 2005 oil and NGLs sales volumes averaged 474 Bbl/d, a 118 percent increase over 2004 average sales volumes of 217 Bbl/d. These increases are primarily a result of new production from the 2005 drilling program.
Paramount and its partners drilled a number of wells in remote geographic areas of Alberta. Access to these areas was restricted, in part due to wet weather and also because some of the lands are within caribou range. These factors caused delays in the completion and construction activity relating to wells that were drilled last winter. There are two plants currently being constructed in the Resthaven and Smoky areas that will process the gas from new discoveries. Paramount has a working interest in both of these new plants. Paramount and its partners have made it a priority to complete and tie-in a number of the wells that have recently been drilled and the successful wells from last winter’s drilling that were stranded due to access restrictions.
Excluding the assets transferred to Trilogy, Paramount drilled 44 (15.8 net) wells in the Kaybob area during 2005. These wells range in depths from 3,000 to 3,800 meters and tend to be challenging to drill and complete. Well costs range from $2 million to $5 million for the drilling and casing operations for each well. The multi-zone potential of these wells creates some of the challenges and can add between $1 million and $4 million in completion costs. Paramount believes that the ability to commingle all the producing zones and the potential for reserves additions from each producing formation, justify the additional costs of drilling and completing these wells. Access to drilling rigs has forced operators to focus activity on higher working interest properties and as a result, budgeted joint venture drilling activity has been delayed.

Paramount originally budgeted $45 million for capital expenditures in 2005 for the remaining Kaybob COU assets. At the end of the first quarter, this budget was increased to $95 million, reflecting the large number of opportunities available to Paramount. Capital expenditures in 2005 totaled $110.4 million for Kaybob, excluding the Spinout Assets. Included in this amount is $22.0 million for the acquisition of an additional 23,120 net acres (36.1 net sections) of land in the Kaybob area from Crown land sales.
Paramount has been extremely active in acquiring acreage in the Kaybob area, as we believe the resource potential and economics of drilling and completing multi-zone wells will be significant to the growth of the Company. Paramount’s developed land base was 27,317 net acres and the Company owned an additional 171,180 net acres of undeveloped land as of December 31, 2005. This significant land base is expected to provide Paramount with a large inventory of development and exploratory drilling prospects to support future growth. We expect to continue to be active acquiring new acreage through Crown land sales and farm-in opportunities.
Paramount’s 2006 capital program includes planned expenditures of between $160 million and $180 million for the Kaybob COU. The Company anticipates this will contribute significant production and reserve additions for the year. We have very good relationships with our partners to ensure that we are aware of the developments within our focus areas. We have a strategy that will see us active throughout most of the year with our drilling and completions rigs. Assuming success in executing our 2006 plan within the Kaybob COU, we will have participated in the drilling of up to 80 (42 net) wells and have added significant reserves and production to Paramount. Average production for 2006 is estimated to be 6,000 Boe/d from the Kaybob COU.
Grande Prairie
The successful completion of the Trilogy Spinout resulted in the transfer of properties producing approximately 3,100 Boe/d from the Grande Prairie COU to Trilogy effective April 1, 2005, representing approximately 50 percent of the average daily production as at the time of the Trilogy Spinout. The properties remaining in the Grande Prairie COU include Mirage, Valhalla, Saddle Hills and Ante Creek.
Excluding the results attributable to the Spinout Assets, the Grande Prairie COU’s 2005 natural gas sales volumes averaged 16.8 MMcf/d, an 8 percent decrease from 2004 average natural gas sales volumes of 18.2 MMcf/d. Excluding the results attributable to the Spinout Assets, the Grande Prairie COU’s 2005 oil and NGLs sales volumes averaged 393 Bbl/d, a 33 percent decrease from 2004 average oil and NGLs sales volumes of 585 Bbl/d. These decreases are primarily a result of adverse weather conditions that inhibited lease access and a tight supply of equipment and services that delayed the tie-in of approximately 6 MMcf/d that we anticipate to come on-stream in the first quarter of 2006.
Excluding capital expenditures attributable to the Spinout Assets, the Grande Prairie COU’s 2005 capital expenditures totaled $56.3 million. Paramount drilled a total of 33 (23.1 net) wells in the Grande Prairie COU during 2005, with the Mirage area being the most active with 18 (11.8 net) wells drilled. These Mirage wells were a continuation of our development of the shallow Dunvegan gas discoveries as well as new opportunities in deeper horizons. The interpretation of a large 3D seismic program completed in 2005 has been successfully used to select the deeper targets. In the Ante Creek area, two wells were drilled in 2005 that had multi-zone discoveries. These discoveries are being followed up with a large farm-in program. Recent Crown land acquisitions, combined with the lands earned through a farm-in, have increased the development potential of the Ante Creek property. Paramount expects to exit 2006 with a land base of approximately 56 gross sections within the Ante Creek area. Existing infrastructure is being expanded to accommodate the development. In addition, Paramount is following up on a significant deep light oil discovery with wells and seismic. A total of 15 (11 net) wells were tied-in and placed on production during 2005. Six (4.0 net) additional wells have been tested and are awaiting tie-in.

Paramount’s 2006 capital program includes planned expenditures of $45 to $55 million for the Grande Prairie COU. In 2006, we plan to exploit our growth potential from new discoveries and drill 34 (26 net) wells and install four compressors. Average production for 2006 is estimated to be 4,400 Boe/d from the Grande Prairie COU.
Northwest Alberta / Cameron Hills, Northwest Territories
The Northwest Alberta COU covers the extreme northwest corner of Alberta, extending into the Cameron Hills area in the Northwest Territories. The southern and eastern boundaries are located at township 85, and range 14, west of the fifth meridian, respectively. The Alberta provincial border defines the western edge.
The Northwest Alberta COU targets hydrocarbon bearing zones in the region starting with Pleistocene-aged sands and gravels located at depths of 30 meters through Cretaceous-aged Bluesky/Gething sands, Mississippian carbonates and ending with Middle Devonian carbonates at depths of 1,600 meters. Production facility design and operation in the region accommodate a range of raw production including sweet low-pressure natural gas and high-pressure sour oil and natural gas.
The Northwest Alberta COU’s 2005 natural gas sales volumes averaged 24.7 MMcf/d, a 22 percent increase over 2004 average natural gas sales volumes of 20.2 MMcf/d. The Northwest Alberta COU’s 2005 oil and NGLs sales volumes averaged 868 Bbl/d, a nine percent increase over 2004 average oil and NGLs sales volumes of 797 Bbl/d. These increases are primarily a result of production success in the Bistcho non-operated property with the drilling of 15 (7.5 net) gas wells. In addition, the tie-in of 8 (4.0 net) of these new wells during 2005 resulted in an annualized net production increase of 1.9 MMcf/d.
The Northwest Alberta COU’s 2005 capital expenditures totaled $39.8 million. The majority of these expenditures were spent on drilling, completion and tie-in activities. A total of $21.7 million was spent to drill 27 (15.8 net) wells during 2005, of which 1 (0.5 net) well was dry and abandoned. A significant portion of this drilling took place in the Bistcho Lake properties. The total cost to tie-in new wells in 2005 was $11.8 million. A considerable amount of field activities relating to seismic acquisition, drilling, completion, and facility construction occurred in Q1 2005, due to restricted seasonal access as a result of soft ground conditions.
Paramount’s 2006 capital program includes planned expenditures of $40 to $45 million for the Northwest Alberta COU. 2006 activity will focus on the Bistcho, Zama, and Larne properties with expectations of participating in the drilling of 14 (7.5 net) operated and non-operated gas wells. Additional activities include the drilling of: 8 (7.0 net) wells targeting natural gas and oil in the Cameron Hills area, 6 (6 net) gas wells in the Haro area, and 10 (10 net) gas wells on existing and recently acquired lands in Peerless, a new exploration property in Northwest Alberta. Average production for 2006 is estimated to be 5,000 Boe/d from the Northwest Alberta COU.
Northwest Territories / Northeast British Columbia
The Northwest Territories (“NWT”) COU’s 2005 natural gas sales volumes averaged 23.3 MMcf/d, a 44 percent increase over 2004 average natural gas sales volumes of 16.2 MMcf/d. 2005 oil and NGLs sales volumes averaged 14 Bbl/d, a 17 percent increase over 2004 average oil and NGLs sales volumes of 12 Bbl/d. These increases are primarily a result of successful workovers, recompletions and drilling activities within the four main producing areas of Liard/Maxhamish, Tattoo, Clarke Lake and West Liard. In addition, operations have expanded outside of the Liard Basin with one new well on production in the Caribou area of northeast British Columbia.

The NWT COU’s 2005 capital expenditures totaled $67 million. In the Liard Basin area, the capital program was focused on development and optimization of the producing properties. Production from the Liard/Maxhamish properties was more than doubled as a result of three successful workovers and recompletions in the Mattson and Fantasque zones. Production declines experienced at West Liard were a result of higher than expected water production rates which have reduced the estimated ultimate recovery of reserves from existing gas wells. As a result, Paramount recorded negative reserve revisions of 15.9 Bcfe (proved) and 13.1 Bcfe (probable) relating to West Liard for 2005. A horizontal well at K29A was drilled and completed late in 2005 to access additional reserves within the pool and it is anticipated to be on production in Q1 2006. Two wells were drilled for Slave Point gas at the non-operated Clarke Lake property with one brought on production in Q2 2005.
Paramount and its partner drilled five (2.5 net) wells in Colville Lake of which three were cased and two were abandoned. The completion of two previously drilled Cambrian-age Mount Clarke wells confirmed potential reserves estimates of 250 Bcf for the Nogha structure. Through a Crown land sale in May 2005, Paramount and its partner jointly acquired two leases for approximately 132,645 hectares in the Nogha and Maunoir areas. The NWT COU drilled a total of 13 (9.5 net) wells during 2005.
Paramount’s 2006 capital program includes planned expenditures of $30 to $35 million for the Northwest Territories COU. The 2006 activity will focus on the drilling of 11 (7.8 net) wells and seven workovers / recompletions in the Liard Basin area. This will include a multi-well drilling program in Q1 2006, targeting the Mattson zone at Tattoo, while locations at Clarke Lake and West Liard are planned for later in 2006. Production rates are anticipated to be maximized in the West Liard area as a result of facility upgrades, including the installation of compression, planned for 2006. A seismic program will be shot at Colville Lake over Exploration License 424. In addition, our participation in the Mackenzie Valley Pipeline hearings will continue. Average production for 2006 is estimated to be 3,100 Boe/d from the Northwest Territories COU.
Southern
The Southern COU produces oil and natural gas in southern Alberta, northern Montana and southwest North Dakota. The core areas are the gas producing Chain / Craigmyle field near Drumheller, Alberta and the oil producing area near Medora, North Dakota.
The Southern COU’s 2005 natural gas sales volumes averaged 12.9 MMcf/d, a 19 percent increase over 2004 average natural gas sales volumes of 10.8 MMcf/d. 2005 oil and NGLs sales volumes averaged 1,469 Bbl/d, an 18 percent decrease from 2004 average oil and NGLs sales volumes of 1,798 Bbl/d. This decrease is directly related to the sale of Paramount’s southeast Saskatchewan properties in July 2004. Liquids production on remaining properties increased due to successful drilling results in North Dakota.
The Southern COU’s 2005 capital expenditures totaled $62.9 million. These expenditures primarily consisted of: drilling and completions activity $26.7 million, facility construction $19.9 million and land purchases $15.9 million. Approximately 80 percent of the 2005 capital expenditures of the Southern COU focused on areas in Alberta, the remainder of which was spent on the United States properties.
In the Chain region, Paramount installed two large compressors and a low pressure gathering system designed to produce natural gas from the Horseshoe Canyon coal beds. In addition, the Southern COU drilled 83 (55 net) coal bed methane gas wells in order to target natural gas production from the Horseshoe Canyon area and was able to tie-in 39 (22 net) of these wells by year end 2005. Paramount is now successfully producing from the shallowest coal beds of any company in the province of Alberta. The production system built for producing from coal beds is designed to operate at a very low cost, maximizing returns to Paramount. The success of this program has led Paramount to plan for an additional 100 (72 net) wells to be drilled in 2006, with the installation of two more legs of the low pressure gathering system.

During 2005, Paramount drilled 13 (11.5 net) Belly River and Mannville conventional gas wells, with nine (7.8 net) being placed on production and one awaiting tie in. The positive results of this drilling program enabled us to produce to the full capacity of our gathering system by the end of the year.
Our entire program was conducted in the wettest conditions seen in many years in southern Alberta. The weather delays that put us behind our schedule by up to 60 days, were somewhat offset by good results from the program that put us very close to our production forecast.
In the United States, Paramount operates as Summit Resources Inc. (“Summit”). In North Dakota, Paramount participated in 7 (2.15 net) wells targeting the Birdbear formation, a dolomite in the Beaver Creek field, with 1 (1.0 net) further location drilling over the year end. These wells were 71 percent successful in finding oil, with average initial production rates of 300 Boe/d for the first month. Summit has also been acquiring acreage focused on the Bakken play in North Dakota throughout this past year, and expects to begin an aggressive drilling program in the second half of 2006.
Paramount’s 2006 capital program includes planned expenditures of $75 to $85 million for the Southern COU. Average production for 2006 is estimated to be 5,000 Boe/d from the Southern COU.
Oil Sands / Northeast Alberta
In 2005, Paramount increased its oil sands acreage by approximately 20 percent with the acquisition of 27,520 net acres at a total cost of $4.2 million. Paramount currently holds oil sands interests in 237,440 (141,250 net) acres, or 371 (221 net) sections. In 2005 Paramount drilled 24 (14.5 net) oil sands evaluation (“OSE”) wells. OSE wells are typically 300 to 400 meters deep, drilled to evaluate the oil sand resource and then abandoned. Oil sand production will come from 800 meter long horizontal Steam Assisted Gravity Drainage (“SAGD”) well pairs.
During 2005 Paramount formed a joint venture with North American Oil Sands Corporation (“NAOSC”) to find, develop, produce and market jointly-held bitumen resources in the central Athabasca oil sands area. In 2006, the Joint Venture expects to drill 150 OSE wells and shoot 132 miles of 2D and 25 square miles of 3D seismic. Paramount expects that this commercial delineation program will lead to an application to the Alberta Energy and Utilities Board in the second quarter of 2006 for a 10,000 Bbl/d oil sands in-situ development. Steam start-up is expected in late 2008.
In January of 2006, Paramount released its independent engineers’ assessment of the Company’s oil sands resource. Paramount currently estimates a SAGD recoverable oil sands resource of between 0.9 billion and 1.6 billion barrels of heavy oil. This estimate includes both resources held, in the joint venture and resources attributed to Paramount’s 100% owned oil sands leases in the Surmont area of Alberta. Please refer to Paramount’s press release of January 18, 2006.
Paramount’s 2006 oil sands capital program includes planned expenditures of $70 million, although weather and equipment availability may inhibit completion of the full program and thus lower capital expenditures.
Gas sales volumes in Northeast Alberta averaged 3.1 MMcf/d in 2005, a 94 percent increase over 2004 average gas sales volumes of 1.6 MMcf/d. This increase is primarily a result of the GRIPE project start-up, outlined in the next paragraph.

During late 2005, production increased with the start-up of the gas re-injection and production experiment (“GRIPE”) undertaken at Paramount’s Surmont property in northeast Alberta. This experiment is designed to test whether exhaust gas injection can maintain pressure in a gas over bitumen zone during production. Paramount believes this would allow the eventual return to production of the majority of the shut-in gas over bitumen resource. The experimental pilot has averaged over 90 percent up-time since injection was started and there has been no evidence of pressure decline or nitrogen breakthrough to date. With continued positive performance, Paramount expects to commence conceptual design of a commercial follow-up in late 2006.
Average Northeast Alberta production for 2006 is estimated to be 500 Boe/d.
RESERVES
Paramount’s reserves for the year ended December 31, 2005 were evaluated by McDaniel and Associates Consultants Ltd. (“McDaniel”). Paramount’s reserves have been prepared in accordance with the National Instrument 51-101 definitions, standards and procedures.
The following table summarizes the gross reserves for the year ended December 31, 2005 using forecast prices and cost:

	Gross Proved				Before Tax Net
	and Probable Reserves (1)				Present Value (1) ($millions)
		Light and
		Medium	Natural Gas
	Natural Gas	Crude Oil	Liquids	Boe	Discount Rate
Reserve Category	(Bcf)	(MBbl)	(MBbl)	(MBoe)	0%	5%	10%

Canada
Proved
Developed Producing	77.6	1,606	675	15,215	525.4	464.4	422.5
Developed Non-Producing	37.3	342	299	6,861	190.4	156.2	133.1
Undeveloped	18.5	308	50	3,437	89.4	57.5	40.7

Total Proved	133.4	2,256	1,024	25,513	805.2	678.1	596.2
Probable	121.3	1,220	485	21,928	610.8	465.5	372.7

Total Proved Plus Probable Canada	254.7	3,476	1,508	47,441	1,416.0	1,143.7	969.0

United States
Proved
Developed Producing	0.5	2,272	112	2,471	57.1	48.7	42.6
Developed Non-Producing	—	—	—	—	(0.4)	(0.3)	(0.3)
Undeveloped	—	—	—	—	—	—	—

Total Proved	0.5	2,272	112	2,471	56.7	48.4	42.4
Probable	0.2	611	38	678	16.2	11.6	8.9

Total Proved Plus Probable US	0.7	2,883	149	3,149	72.9	60.0	51.3

Total Proved	133.9	4,528	1,135	27,984	861.9	726.5	638.6
Total Probable	121.5	1,831	522	22,606	627.0	477.2	381.6
Total Reserves	255.4	6,359	1,657	50,590	1,488.9	1,203.7	1,020.2

(1) Columns and rows may not add due to rounding.
Total proved reserves at December 31, 2005 were approximately 134 Bcf of natural gas and 6 MMBbl of oil and NGLs (28 MMBoe) and proved plus probable reserves were 255 Bcf of natural gas and 8 MMBbl of oil and NGLs (51 MMBoe). On a barrel of oil equivalent basis, proved plus probable reserves decreased approximately 56 percent or 65 MMBoe over year-end 2004. The majority of the change to

Paramount’s proved plus probable reserves was due to the divestment of the Spinout Assets. The Company’s new reserves and extensions to existing proved plus probable reserves totaled 10.6 MMBoe.
The following table sets forth the reconciliation of Paramount’s gross reserves for the year ended December 31, 2005, as evaluated by McDaniel using forecasted prices and costs. Gross reserves include working interest reserves before royalties.
Reserves (Company share before royalty) (1)

	Proved Reserves			Probable Reserves			Proved & Probable Reserves
	Gas	Oil & NGL	Boe	Gas	Oil & NGL	Boe	Gas	Oil & NGL	Boe
	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe

Total Reserves Jan 1, 2005	347.2	15,041	72,910	221.4	5,420	42,318	568.6	20,460	115,228
Total 2005 Divestments (2)	(199.4)	(9,213)	(42,454)	(95.4)	(3,648)	(19,532)	(294.8)	(12,861)	(61,986)
Total 2005 Acquisitions (2)	0.6	20	117	0.3	8	55	0.9	28	172
2005 Capital Program Additions (2)	33.7	875	6,495	21.0	578	4,074	54.7	1,453	10,570
Total 2005 Production	(44.8)	(1,625)	(9,084)	—	—	—	(44.8)	(1,625)	(9,084)
Technical Revisions (2)	(3.4)	566	—	(25.8)	(6)	(4,313)	(29.2)	560	(4,310)

Total Reserves Dec 31, 2005	133.9	5,663	27,984	121.5	2,353	22,606	255.4	8,016	50,590

(1) Columns and rows may not add due to rounding.

(2) Paramount estimates.
FINDING AND DEVELOPMENT COSTS
Paramount has calculated the capital associated with its 2005 reserve additions and as such has excluded certain capital expenditures. The calculation excluded $47.4 million of expenditures from the finding and development cost calculation associated with exploration at Colville Lake and the evaluation of oil sands assets. This capital will be included in the finding and development calculation during the year in which reserves are first booked for Colville Lake and oil sands by Paramount. In addition, capital was reduced by $30.0 million to reflect the net increase in the value of our undeveloped acreage inventory. The finding and development cost calculation also included a negative change of $1.1 million in future capital. Paramount’s finding and development costs were calculated to be $43.49/Boe for proved reserves and $45.31/Boe for proved plus probable reserves. Excluding the negative reserve revision in West Liard, finding and development costs would have been $30.89 for proved reserves and $25.57 for proved plus probable reserves. Finding and development costs for 2004 were $13.57/Boe on a proved basis and $9.48/Boe on a proved plus probable basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Paramount’s audited Consolidated Financial Statements for the year ended December 31, 2005, and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2004. The Consolidated Financial Statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian GAAP and United States GAAP is disclosed in Note 19 of the Consolidated Financial Statements.
This MD&A contains forward-looking statements, non-GAAP measures, and disclosures of barrels of oil equivalent volumes. Readers are referred to the advisories concerning forward-looking statements, non-GAAP measures, and barrel of oil equivalent conversions contained under the heading “Advisories”.
This MD&A is dated March 12, 2006. Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.
Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. Paramount also has properties in Saskatchewan and offshore the East Coast in Canada, and in California, Montana and North Dakota in the United States. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects.
Trust Spinout
On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly-traded energy trust (the “Spinout”).
Through the Spinout:
•	Certain properties owned by Paramount that were located in the Kaybob and Marten Creek areas of Alberta, producing approximately 25,100 Boe/d at the time of the Spinout, and three natural gas plants operated by Paramount became the property of Trilogy (the “Spinout Assets”);

•	Paramount received an aggregate $220 million in cash and 79.1 million trust units of Trilogy (64.1 million of such trust units ultimately being received by shareholders of Paramount – see below) as consideration for the Spinout Assets and related working capital adjustments;

•	Paramount’s shareholders received one Class A common share of Paramount and one unit of Trilogy for each common share of Paramount previously held, resulting in Paramount’s shareholders owning 64.1 million (81 percent) of the 79.1 million issued and outstanding trust units of Trilogy, and Paramount holding the remaining 15.0 million (19 percent) of such Trilogy trust units; and

•	Paramount transferred 2.3 million of the 15.0 million Trilogy trust units it held to a wholly-owned subsidiary (“Holdco”), being that number of Trilogy trust units equal to the number of Common Shares issuable pursuant to Paramount Options then outstanding.

Upon completion of the Spinout, shareholders of Paramount owned all of the issued and outstanding Class A Common Shares of Paramount.
Paramount’s Consolidated Financial Statements for the year ended December 31, 2005 include the results of operations and cash flows of the Spinout Assets to March 31, 2005. Daily production from the Spinout Assets represented approximately 60 percent of Paramount’s aggregate daily production as of the time of the Spinout 1 .
Paramount accounts for its investment in Trilogy trust units using the equity method. The market value of Paramount’s investment in Trilogy trust units as of December 31, 2005 was $357.8 million 2 . The carrying value of such trust units in the Consolidated Financial Statements was $51.7 million as of December 31, 2005.
The following table shows Paramount’s reported results for 2005 and 2004, separating the results of the Spinout Assets from Paramount’s other properties and assets (“PRL Props”):

	2005			2004			Change
	Spinout	PRL		Spinout	PRL		Spinout	PRL
	Assets[3]	Props	Reported	Assets	Props	Reported	Assets	Props	Reported

Product sales volumes
Natural gas (MMcf/d)	29.9	92.7	122.6	98.3	74.8	173.1	(68.4)	17.9	(50.5)
Oil and NGLs (Bbl/d)	1,221	3,231	4,452	3,880	3,417	7,297	(2,659)	(186)	(2,845)

Combined (Boe/d)	6,212	18,676	24,888	20,288	15,862	36,150	(14,076)	2,814	(11,262)

Average price
Natural gas ($/Mcf)	7.46	8.98	8.61	7.30	7.42	7.35	0.16	1.56	1.26
Oil and NGLs ($/Bbl)	54.77	61.98	60.01	49.89	44.90	47.55	4.88	17.08	12.46

Operating netback
($ thousands)
Revenue[4]
Natural gas sales	81,569	303,590	385,159	262,900	202,646	465,546	(181,331)	100,944	(80,387)
Oil and NGLs sales	24,399	73,112	97,511	70,838	56,162	127,000	(46,439)	16,950	(29,489)

Total revenue	105,968	376,702	482,670	333,738	258,808	592,546	(227,770)	117,894	(109,876)

Royalties	25,269	65,958	91,227	67,571	37,475	105,046	(42,302)	28,483	(13,819)
Operating costs	16,123	59,735	75,858	50,775	44,992	95,767	(34,652)	14,743	(19,909)
Transportation	4,805	19,747	24,552	24,017	17,913	41,930	(19,212)	1,834	(17,378)

Operating netback	59,771	231,262	291,033	191,375	158,428	349,803	(131,604)	72,834	(58,770)

[1]	Based on average daily production rates for the quarter ended March 31, 2005.

[2]	Based on the closing price of Trilogy trust units on the Toronto Stock Exchange of $23.80 per trust unit on December 30, 2005.

[3]	Daily product sales volumes for 2005 are computed by dividing total product sales volumes from the Spinout Assets for the three months ended March 31, 2005 by 365 days.

[4]	Revenue does not include gain/loss on financial instruments.

Business Environment
Crude oil prices reached record highs in 2005 with West Texas Intermediate (WTI) averaging US$56.29/Bbl during the year, 36 percent higher than the WTI average in 2004. The WTI monthly average price reached US$69.81/Bbl at its peak in September 2005. Continued strong demand and concerns around supply disruptions and inventories as a result of hurricane destruction of major refineries in the Gulf Coast and political instability in major oil producing countries contributed to the increase. During 2005, there was significant volatility in both crude oil and natural gas prices. The table below shows key commodity price benchmarks over the past three years:

	2005	2004	2003

Crude Oil
West Texas Intermediate monthly average (US$/Bbl)	56.29	41.40	31.04

Natural Gas
New York Mercantile Exchange (Henry Hub Close) monthly average (US$/MMbtu)	8.62	6.14	5.39
AECO monthly average:
Cdn$/GJ	8.04	6.44	6.35
US$/MMbtu	7.01	5.17	4.72

Canadian Dollar — US Dollar Exchange Rate
Annual average with Company’s banker (Cdn$/1 US$)	1.21	1.30	1.40

Key Operating Results
FOURTH QUARTER 2005 VS. THIRD QUARTER 2005

	Q3 2005	Change	Q4 2005

Sales volumes
Natural gas (MMcf/d)	98.8	(6.1)	92.7
Oil and NGLs (Bbl/d)	3,158	225	3,383

Combined (Boe/d)	19,624	(787)	18,837

Average prices(1)
Natural gas ($/Mcf)	8.80	2.44	11.24
Oil and NGLs ($/Bbl)	65.95	(4.21)	61.74

		Change in	Change in
($ thousands)	Q3 2005	Price/Cost	Volume	Q4 2005

Revenue(1)
Natural gas sales	80,027	22,167	(6,285)	95,909
Oil and NGLs sales	19,160	(1,225)	1,282	19,217

	99,187	20,942	(5,003)	115,126

Royalties	21,060	5,634	(1,071)	25,623
Operating costs	13,116	8,821	(880)	21,057
Transportation costs	6,125	(2,077)	(162)	3,886

(1)	Before transportation and financial instruments.

Sales volumes – Natural gas sales volumes declined by six percent in the fourth quarter of 2005. This decrease was caused by several factors including production declines in the Liard, Northwest Territories area, disruptions to production in the Kaybob area and production delays caused by unfavorable weather and operational issues. These declines were partially offset by increases in production resulting from new well tie-ins in Northeast Alberta, Grande Prairie and coal bed methane wells in Southern Alberta.
Crude oil and natural gas liquid production increased by seven percent in the fourth quarter of 2005. This increase was primarily the result of new wells being brought on production in North Dakota, and due to a successful well optimization program being carried out in the Northwest Alberta area.
Average prices – Natural gas prices before financial instruments improved by 28 percent in the fourth quarter, a result of a significant increase in market prices seen in October and November 2005. Oil and NGL prices declined by 6 percent in the fourth quarter of 2005, reflecting the reduction seen in world oil prices.
Royalties – Royalties as a percentage of revenue were higher at 22 percent in the fourth quarter of 2005 compared to 21 percent in the third quarter of 2005 due mainly to increased royalties on properties in the Northwest Territories.
Operating costs – Operating costs averaged $12.15/Boe in the fourth quarter 2005 compared to $7.27/Boe in the third quarter of 2005. The increase in operating costs per Boe was primarily a result of annual equalization adjustments made and work-over expenditures incurred in the fourth quarter of 2005.
Transportation costs – Transportation costs averaged $2.24/Boe in the fourth quarter compared to $3.39/Boe in the third quarter due mainly to the termination of a fixed transportation commitment contract in October 2005.
2005 VS. 2004

	2004	Spinout		2005
	Reported	Assets(2)	Change	Reported

Sales volumes
Natural gas (MMcf/d)	173.1	(68.5)	18.0	122.6
Oil and NGLs (Bbl/d)	7,297	(2,659)	(186)	4,452

Combined (Boe/d)	36,150	(14,076)	2,814	24,888

Average prices(1)
Natural gas ($/Mcf)	7.35	(0.29)	1.55	8.61
Oil and NGLs ($/Bbl)	47.55	(4.61)	17.07	60.01

	2004	Spinout	Change in	Change in	2005
($ thousands)	Reported	Assets(2)	Price/Cost	Volume	Reported

Revenue(1)
Natural gas sales	465,546	(181,331)	42,642	58,302	385,159
Oil and NGLs sales	127,000	(46,439)	21,373	(4,423)	97,511

	592,546	(227,770)	64,015	53,879	482,670

Royalties	105,046	(42,302)	18,698	9,785	91,227
Operating costs	95,767	(34,652)	5,882	8,861	75,858
Transportation costs	41,930	(19,212)	(1,095)	2,929	24,552

(1)	Before transportation and financial instruments.

(2)	These values are presented in order to isolate the variance in the reported results between 2004 and 2005 relating to the Spinout Assets. See the table of key operating statistics under the caption “Trust Spinout” for the basis of calculation.

Spinout assets – Effective April 1, 2005, the Spinout Assets were transferred to Trilogy, as is more fully described under the heading “Trust Spinout”. Daily production from the Spinout Assets represented approximately 60 percent of Paramount’s aggregate daily production as of the time of the Trilogy Spinout5. The transfer of the Spinout Assets to Trilogy caused decreases in Paramount’s production, revenue, royalties, operating costs and transportation costs. The tables above isolate the variance in the reported results between 2004 and 2005 relating to the Spinout Assets.
Sales volumes – Excluding the impact of the Trust Spinout, natural gas sales volume increased in 2005 mainly as a result of asset acquisitions in the latter part of 2004 and Paramount’s drilling programs. On the other hand, oil and natural gas liquid sales volumes decreased in 2005 primarily due to the disposition of Paramount’s properties in southeast Saskatchewan during the third quarter 2004.
Average prices – Higher average prices in 2005 have resulted in an increase in petroleum and natural gas sales. The average prices for both natural gas and oil and natural gas liquids were higher in 2005 compared to 2004 reflecting general increases in the market prices of energy commodity products.
Royalties – After taking out the amounts relating to the Spinout Assets, royalties as a percentage of petroleum and natural gas sales were higher at 17 percent in 2005 compared to 14 percent in 2004 due mainly to increased royalties on properties in the Northwest Territories. Historically, these properties had lower royalty rates, as the properties were subject to a minimum royalty which was being offset against a credit pool.
Operating costs – After taking out the amounts relating to the Spinout Assets, operating costs averaged $8.76/Boe in 2005 compared to $7.75/Boe in 2004. The increase in operating cost per sales volume was primarily the result of general increases in the cost of goods and services in the energy sector and the recording of equalization charges.
Transportation costs – After taking out the amounts relating to the Spinout Assets, transportation cost per sales volume was lower in 2005 at $2.90/Boe compared to $3.09/Boe in 2004 due mainly to the termination of a fixed transportation commitment contract in the fourth quarter of 2005 as mentioned above.
2004 VS. 2003

	2003	Net	2004
	Reported	Change	Reported

Sales volumes
Natural gas (MMcf/d)	152.8	20.3	173.1
Oil and NGL’s (Bbl/d)	7,169	128	7,297

Combined (Boe/d)	32,630	3,520	36,150

Average prices(1)
Natural gas ($/Mcf)	6.75	0.60	7.35
Oil and NGLs ($/Bbl)	39.03	8.52	47.55

	2003	Change in	Change in	2004
($ thousands)	Reported	Price/Cost	Volume	Reported

Revenue(1)
Natural gas sales	376,577	33,129	55,840	465,546
Oil and NGLs sales	102,125	22,303	2,572	127,000

	478,702	55,432	58,412	592,546

[5]	Based on average daily production rates for the quarter ended March 31, 2005.

	2003	Change in	Change in	2004
($ thousands)	Reported	Price/Cost	Volume	Reported

Royalties	82,512	12,048	10,486	105,046
Operating costs	81,193	5,015	9,559	95,767
Transportation costs	44,644	(6,899)	4,185	41,930

(1)	Before transportation and financial instruments.
Sales volumes – Natural gas sales volumes increased in 2004 as compared to 2003 primarily as a result of acquisitions made during 2004. Oil and natural gas liquid sales volumes also increased in 2004 resulting mainly from the acquisitions in 2004 offset by the sale of the Sturgeon Lake properties in October 2003.
Average prices – The average prices for both natural gas and oil and natural gas liquids were higher in 2004 compared to 2003 reflecting general increases in the market prices of energy commodity products.
Royalties – Royalties as a percentage of petroleum and natural gas sales were stable at 19 percent in 2004 and 19 percent in 2003.
Operating costs – Operating costs per sales volume averaged $7.24/Boe in 2004 compared to $6.82/Boe in 2003. The increase in operating costs per sales volume was the result of a general increase in the cost of goods and services in the energy sector. In addition, the properties acquired by Paramount during 2004 have higher per unit operating costs than existing Paramount properties.
Transportation costs – Transportation cost per sales volume was lower in 2004 at $3.09/Boe compared to $3.36/Boe in 2003 due to the increase in sales volume to cover fixed transportation charges.
NETBACKS

	2005	2004	2003	2005	2004	2003
	Reported	Reported	Reported	PRL Props(2)	PRL Props(2)	PRL Props(2)
Produced gas ($/Mcf)
Revenue (1)	8.08	6.72	5.99	8.42	6.61	5.91
Royalties	1.64	1.29	1.13	1.58	0.97	0.89
Operating costs	1.38	1.13	1.03	1.45	1.18	1.08

Operating netback	5.06	4.30	3.83	5.39	4.46	3.94

Conventional oil ($/Bbl)

Revenue (1)	61.57	48.72	39.19	61.64	44.41	39.02
Royalties	9.64	8.21	7.30	12.90	7.93	7.34
Operating costs	9.23	9.56	9.79	9.70	10.24	10.28

Operating netback	42.70	30.95	22.10	39.04	26.24	21.40

Natural gas liquids ($/Bbl)

Revenue (1)	54.51	43.47	36.06	59.62	43.56	33.57
Royalties	14.09	9.44	7.92	2.09	13.18	7.38
Operating costs	7.15	7.96	7.43	7.19	9.69	10.25

Operating netback	33.27	26.07	20.71	50.34	20.69	15.94

	2005	2004	2003	2005	2004	2003
	Reported	Reported	Reported	PRL Props(2)	PRL Props(2)	PRL Props(2)
All products ($/Boe)

Revenue (1)	50.43	41.62	36.44	52.36	41.49	36.25
Royalties	10.04	7.94	6.93	9.68	6.46	5.90
Operating costs	8.35	7.24	6.82	8.76	7.75	7.56

Operating netback	32.04	26.44	22.69	33.92	27.28	22.79

(1)	Revenue is presented net of transportation costs and does not include gain / loss on financial instruments.

(2)	These values are presented in order to isolate the netbacks relating to properties retained by Paramount, and exclude the results of the Spinout Assets. These values have been computed on the same basis as the table of key operating statistics under the caption “Trust Spinout”.

Funds flow netback per Boe
($/Boe)	2005	2004	2003

Operating netback	$32.04	$26.44	$22.69

Realized loss on financial instruments	1.33	0.05	4.47
Loss (gain) on sale of investments	(0.65)	—	0.08
General and administrative (1)	3.39	1.91	1.60
Interest (2)	2.95	1.82	1.60
Lease rentals	0.35	0.27	0.30
Bad debt recovery	—	(0.42)	0.50
Asset retirement obligation expenditures	0.11	0.09	—
Distributions from equity investments	(4.31)	—	—
Current and Large Corporations tax	1.07	0.51	0.23
Other	—	(0.05)	(0.13)

Funds flow netback ($/Boe) (3)	$27.80	$22.26	$14.04

(1)	Net of non-cash general and administrative expenses.

(2)	Net of non-cash interest expense.

(3)	Funds flow netback is equal to funds flow from operations divided by Boe production for the relevant period.
Other Operating Items
DEPLETION AND DEPRECIATION EXPENSE

	2005	2004	2003

$ thousands	179,413	191,578	165,098
$/Boe	19.75	14.48	13.86

Depletion and depreciation expense decreased by $12.2 million in 2005 compared to 2004 mainly as a result of the Trilogy Spinout discussed above partially offset by the higher depletion and depreciation due to capital expenditures in 2005 combined with higher expired mineral lease expense. Depletion and depreciation expense per unit of sales volume in 2005 was higher compared to 2004 due mainly to an increase in finding and development costs for proved reserves in 2005, a decline in proved reserves in certain Northwest Territories properties, and the Trilogy Spinout, as the Spinout Assets had a lower depletion and depreciation rate.
Depletion and depreciation expense increased by $26.5 million in 2004 compared to 2003 primarily due to a higher depletable base as a result of acquisitions and increased capital expenditures. This is also the primary reason why depletion and depreciation expense per unit of sales volume increased in 2004.
DRY HOLE COSTS
Under the successful efforts method of accounting for petroleum and natural gas properties, costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. Other exploration costs, including geological and geophysical costs and annual lease rentals on non-

producing properties, are charged to exploration expense as incurred. Dry hole costs for the year ended December 31, 2005 amounted to $44.9 million as compared to $24.7 million in 2004 and $36.6 million in 2003. Previous year’s suspended wells with a total carrying value of $23.8 million were written off in 2005. Dry hole expense in 2005 related mainly to wells drilled in Alberta and the Northwest Territories.
Geological and geophysical expenses increased during the year ended December 31, 2005 to $12.5 million from $8.7 million in 2004 and $8.5 million in 2003, as result of increased exploratory activities for Paramount during the current year.
WRITE-DOWN OF PETROLEUM AND NATURAL GAS PROPERTIES
The Company has recorded an impairment provision of $14.9 million in 2005 as compared to nil in 2004 and $10.4 million in 2003. The write-down in 2005 related to various non-core oil and gas assets located in Alberta, British Columbia, Southeast Saskatchewan and Montana.
GENERAL AND ADMINISTRATIVE EXPENSES

($ thousands)	2005	2004	2003

General and administrative expenses before stock-based compensation expense	23,560	25,247	19,051
Stock-based compensation expense	62,587	41,195	1,214

General and administrative expenses	86,147	66,442	20,265

General and administrative expenses before stock-based compensation totaled $23.6 million in 2005 as compared to $25.2 million in 2004. The decrease in general and administrative expenses before stock-based compensation expenses is primarily a result of normalization of shared office and administration services between Paramount and Trilogy (see Related Party Transactions section below), partially offset by an increase in salaries and benefit costs resulting from increased staffing levels to address the increase in operational activities and to ensure compliance with new corporate and reporting obligations in Canada and the United States. Such increase in staffing levels is also the primary reason why general and administrative expenses before stock-based compensation increased in 2004 compared to 2003.
Stock-based compensation increased significantly to $62.6 million in 2005 as compared to $41.2 million in 2004. During 2005, non-cash stock-based compensation expense of approximately $55.3 million was recognized in earnings to reflect the change in the intrinsic value of outstanding stock options as a result of the significant appreciation in the market price of Paramount’s common shares and Trilogy trust units during 2005 (see “Stock-based Compensation Liability”). In 2004, Paramount prospectively adopted the intrinsic value method to account for Paramount’s stock-based compensation plan and recorded $41.2 million of non-cash stock-based compensation expense. Prior to 2004, Paramount accounted for its stock option plan using the fair value method.
INTEREST EXPENSE
Interest expense for 2005 was $27.4 million, an eight percent increase from $25.4 million in 2004. The $2.0 million increase is attributable mainly to higher average credit facility borrowing levels during the first half of 2005 compared to the same period in 2004. The increase in borrowings during the first half of 2005 was a result of Paramount’s higher capital expenditure activities and borrowings incurred as a result of the US Senior Notes exchange and consent solicitation for the Trilogy Spinout. The increase in interest expense is also the result of an increase in US Senior Notes issued to partially finance property acquisitions in 2004.
Interest expense increased to $25.4 million in 2004 from $19.2 million in 2003. This increase reflects higher average debt levels for the Company in 2004 as a result of acquisitions made in 2004.

INCOME ON EQUITY INVESTMENTS
Paramount had equity income from investments of $23.2 million and gain on dilution of equity investment of $21.9 million for the year ended December 31, 2005. The gain on dilution of investment resulted from Trilogy’s issuance of Trust Units on December 30, 2005.
INCOME TAXES
For the year ended December 31, 2005, Paramount’s current and other tax expense totaled $9.8 million as compared to $6.8 million in 2004. The future income tax recovery recorded for 2005 totaled $50.6 million as compared to an expense of $40.7 million in 2004. The future income tax recovery in 2005 was as a result of the losses incurred during the year. Paramount does not expect to pay any significant amounts of current cash income tax during 2006.
The determination of Paramount’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. While income tax filings are subject to audits and potential reassessments, management believes adequate provision has been made for all income tax obligations. However, changes in the interpretations or judgments may result in an increase or decrease in the Company’s income tax provision in the future.
Paramount records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its Consolidated Financial Statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. We periodically assess the realizability of our future tax assets. If Paramount concludes that it is more likely than not that some portion or all of the deferred tax assets will not be realized under accounting standards, the tax asset will be reduced by a valuation allowance.
Paramount estimates that it has approximately $1,092.4 million of unutilized tax pools at December 31, 2005.
Risk Management
Paramount’s financial success is dependent upon the discovery, development and production of petroleum and natural gas reserves and the economic environment that creates a demand for petroleum and natural gas. Paramount’s ability to execute its strategy is dependent on the amount of cash flow that can be generated and reinvested into its capital program. To protect cash flow against commodity price volatility, Paramount will, from time to time, enter into financial and/or physical commodity price hedges. Any such hedging transactions are restricted for periods of one year or less and the aggregate of volumes under such hedging transactions are limited to a cumulative maximum of 50 percent of Paramount’s forecast production for the duration of the relevant period, determined on a barrel of oil equivalent basis.
Paramount’s outstanding forward financial contracts are set out in the Consolidated Financial Statements in Note 13 – Financial Instruments and Note 18 – Subsequent Events. Paramount has chosen not to designate any of the financial forward contacts as hedges. As a result, such instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in the fair value recognized in net earnings. The impact of fixed price physical sales contracts are reflected in petroleum and natural gas sales.

The realized and unrealized gain/(loss) on financial instruments reflected in the Consolidated Financial Statements are as follows:

($ thousands)	2005	2004	2003

Realized loss on financial instruments	(12,053)	(683)	(53,204)
Unrealized gain (loss) on financial instruments	(23,989)	19,376	—

Total gain (loss) on financial instruments	(36,042)	18,693	(53,204)

The significant increase in loss on financial instruments is primarily the result of increases in market prices of oil and gas relative to the prices fixed in forward financial contracts.
Other Annual Financial Information

($ thousands)	2005	2004	2003

Cash flows from operating activities	275,339	263,073	129,889
Net change in operating working capital and deferred credit	(22,822)	31,279	37,387

Funds flow from operations	252,517	294,352	167,276
Net earnings (loss)	(63,932)	41,174	1,151
Net earnings (loss) per share
Basic	(0.99)	0.69	0.02
Diluted	(0.99)	0.67	0.02
Total assets	1,111,350	1,542,786	1,177,130
Total long-term liabilities	478,686	768,195	569,308
Shareholders’ equity	436,821	625,039	496,033

For the year ended December 31, 2005, funds flow from operations totaled $252.5 million as compared to $294.4 million in 2004. The lower product sales volumes as a result of the Trilogy Spinout in 2005, partially offset by an increase in petroleum and natural gas sales resulting from higher commodity prices and distributions from Trilogy were the primary factors for the decrease in funds flow along with other variances described above. The increase in funds flow from operations in 2004 compared to 2003 is primarily the result of higher product sales volumes as a result of acquisitions during 2004 and higher commodity prices.
The net loss for the year ended December 31, 2005 totaled $63.9 million compared to a net earnings of $41.2 million in 2004. The change from net earnings to net loss is primarily due to lower product sales volumes as a result of the Trilogy Spinout, increase in stock-based compensation expense as described above, higher dry hole costs, the write-down of petroleum and natural gas properties, the loss on financial instruments of $36.0 million in 2005 compared to a gain of $18.7 million in 2004, and premiums paid on the notes exchange, partially offset by the impact of higher prices of petroleum and natural gas products, the future tax recovery in 2005 as compared to future tax expense in 2004, and the dilution gain and equity income relating to Paramount’s investment in Trilogy.

CAPITAL EXPENDITURES

($ thousands)	2005	2004	2003

Land	$53,978	$37,919	$22,288
Geological and geophysical	12,548	8,728	8,450
Drilling and completions	254,069	184,466	123,455
Production equipment and facilities	87,764	85,171	69,560

Exploration and development expenditures	408,359	316,284	223,753
Property acquisitions	24,171	322,598	228
Proceeds on property dispositions	(10,643)	(61,939)	(317,792)
Other	1,450	(586)	476

Net capital expenditures	$423,337	$576,357	$(93,335)

During 2005, exploration and development expenditures totaled $408.4 million as compared to $316.3 million in 2004 and $223.8 million in 2003. The year-over-year increase in the capital expenditures program from 2003 to 2005 is due primarily to increasing exploration and development activities as a result of property acquisitions and an increased asset base. A comparison of the number of wells drilled for the recently completed three fiscal years is as follows:

(wells drilled)	2005		2004		2003
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Gas	273	139	229	145	180	121
Oil	18	9	12	10	16	12
Oilsands evaluation	35	14	17	17	—	—
D&A	15	10	13	8	15	6

Total	341	172	271	180	211	139

(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

Quarterly Information
Quarterly financial information, prepared by Paramount in Canadian dollars and in accordance with GAAP, is as follows:

		Three Months Ended
($ thousands, except per share amounts)	Dec. 31, 2005	Sep. 30, 2005	Jun. 30, 2005	Mar. 31, 2005

Revenue, net(1)	$112,422	$36,526	$96,581	$115,741
Net earnings (loss)	$37,758	$(69,066)	$12,934	$(45,558)

Net earnings (loss) per common share
— basic	$0.57	$(1.05)	$0.20	$(0.72)
— diluted	$0.56	$(1.05)	$0.20	$(0.72)

		Three Months Ended
($ thousands, except per share amounts)	Dec. 31, 2004	Sep. 30, 2004	Jun. 30, 2004	Mar. 31, 2004

Revenue, net(1)	$174,067	$138,443	$106,037	$87,614
Net earnings (loss) before discontinued operations	(18,873)	40,599	10,331	2,838
Net earnings (loss) from discontinued operations	1,120	5,213	(395)	341

Net earnings (loss)	$(17,753)	$45,812	$9,936	$3,179

Net earnings (loss) before discontinued operations per common share:
— basic	$(0.30)	$0.69	$0.17	$0.05
— diluted	$(0.30)	$0.68	$0.17	$0.05

Net earnings (loss) per common share
— basic	$(0.28)	$0.78	$0.17	$0.05
— diluted	$(0.28)	$0.76	$0.17	$0.05

(1)	Represents revenue after gain/loss on financial instruments, royalties and gain on sale of investments and other.
See Fourth Quarter 2005 vs. Third Quarter 2005 comparison under Results of Operations.
Revenue, net for the third quarter of 2005 declined from the second quarter of 2005 mainly due to the unrealized financial instruments loss of $40.4 million that was recorded in the third quarter of 2005 compared to a $17.3 million gain in the second quarter, partially offset by higher commodity prices. In addition, royalties were higher at $21.1 million during the third quarter of 2005 compared to $9.3 million in the second quarter of 2005.
Revenue, net for the second quarter of 2005 declined from the first quarter of 2005 mainly due to the decrease in production resulting from the Trust Spinout, which was partially offset by higher commodity prices and the unrealized gain on financial instruments of $17.3 million during the second quarter as compared to an unrealized loss on financial instruments of $38.6 million during the first quarter of 2005. In addition, a realized financial instruments loss of $3.7 million was recorded in the second quarter compared to a realized gain of $10.7 million in the first quarter of 2005. First quarter 2005 net revenues decreased from fourth quarter 2004 net revenues mainly due to financial instrument loss of $27.9 million during the first quarter compared to the financial instrument gain of $27.4 million in the fourth quarter of 2004. Quarterly net revenues between the first quarter of 2004 and the fourth quarter 2004 continued to increase as Paramount steadily increased production and commodity prices continued to remain high.
The net loss for the third quarter of 2005 was due mainly to the loss on financial instruments, stock based compensation expense and higher dry hole costs. The net loss for the first quarter of 2005 was due mainly to the premium on notes exchange and consent solicitation costs incurred to facilitate the Trilogy Trust Spinout. The net loss for the fourth quarter of 2004 was mainly due to the recording of a stock option liability using the intrinsic value method to account for stock options as at December 31, 2004.
Liquidity and Capital Resources

($ thousands)	2005	2004	2003

Working capital deficit (surplus)(1)	$70,683	$(8,098)	$10,593
Credit facility	105,479	201,305	60,350
US notes	248,409	257,836	226,887
Stock-based compensation liability(2)	4,105	—	—

Net debt(3)	428,676	451,043	297,830

Share capital	198,417	302,932	200,274
Retained earnings	238,404	322,107	295,759

Total	$865,497	$1,076,082	$793,863

(1)	Includes current portion of stock-based compensation liability of $27.2 million in 2005.

(2)	Since August 2005, Paramount has generally declined an optionholder’s request for a cash payment relating to vested Paramount Options, thereby necessitating optionholders to exercise their vested Paramount Options, and to pay the aggregate exercise price of their stock options to Paramount as consideration for the issuance by Paramount of Common Shares. Paramount expects that this will continue. As a result, the stock-based compensation liability associated with Paramount Options amounting to $46.6 million has been excluded from the computation of Net Debt at December 31, 2005.

(3)	Net debt includes the stock-based compensation liability associated with Holdco Options totaling $31.4 million as Paramount has accepted optionholders’ requests for cash payments, and expects that this will continue.
WORKING CAPITAL
Paramount’s working capital position at December 31, 2005 was a $70.7 million deficit compared to an $8.0 million surplus at December 31, 2004. This decrease is primarily a result of a decrease in the mark-to-market value of oil and natural gas financial forward sales contracts recorded at December 31, 2005 versus at December 31, 2004, and an increase in the current portion of stock-based compensation liability. At December 31, 2005, the aggregate mark-to-market value of unsettled financial instruments was a $4.6 million loss whereas at December 31, 2004 the aggregate mark-to-market value of unsettled financial instruments was a $19.4 million gain. The amount ultimately paid or received by Paramount on settlement of the financial instruments is dependent upon underlying crude oil and natural gas prices when the contracts are settled. The current portion of stock-based compensation liability at December 31, 2005 was $27.3 million, compared to nil in 2004. The increase in this liability is a result of the Trilogy Spinout and an increase in the value of and distributions on Trilogy trust units.
Paramount’s 2006 planned capital spending for 2006 is between $420 million and $470 million (excluding land). Paramount anticipates that its working capital deficit and planned 2006 capital program will be funded from cash flows from operations, borrowings under its credit facilities, and through other sources of funds which may include incurring additional debt, issuing additional equity, or disposing of non-core assets. In the event of significantly lower cash flow, Paramount would be able to defer certain of its projected capital expenditures without penalty.
CREDIT FACILITY
At December 31, 2005, Paramount had a $189 million committed revolving/non-revolving term facility with a syndicate of Canadian banks. The limit on Paramount’s credit facility is based on, among other things, the value of its properties. As a result of a significant proportion of the value of Paramount’s properties being transferred to Trilogy through the Spinout, effective April 1, 2005 the limit on Paramount’s credit facility was reduced to $189 million from $270 million.

Total drawings under the credit facility were $105.5 million at December 31, 2005. Paramount had outstanding letters of credit totaling $23.3 million at December 31, 2005 that reduced the amount of available borrowing by Paramount. The unutilized portion of Paramount’s credit facility was $59.9 million at December 31, 2005. The interest rate on borrowings under the credit facility was approximately 4.9 percent at December 31, 2005.
US SENIOR NOTES
At December 31, 2005, Paramount had US $213.6 million (Cdn $248.4 million) outstanding principal amount of 8 1/2 percent Senior Notes due 2013 (the “Senior Notes”). The Senior Notes are secured by 12,755,845 Trilogy trust units owned by Paramount, having a market value of $303.6 million as of December 31, 2005.6 These Trilogy trust units are reflected in Long-term investments and other assets in Paramount’s Consolidated Balance Sheet, and when combined with the other 2,279,500 Trilogy trust units held by Paramount relating to its obligations under Holdco Options, have a carrying value of $51.7 million at December 31, 2005 on Paramount’s Consolidated Balance Sheet. Paramount’s obligations respecting its previously existing 7 7/8 percent US Senior Notes due 2010 and 8 7/8 percent US Senior Notes due 2014 were extinguished during 2005 as a result of a notes exchange offer and open market re-purchases. In connection with the notes exchange offer, Paramount paid aggregate cash consideration of $45.1 million (US $36.2 million) and has expensed $8.0 million of deferred financing costs associated with the previous notes. This is the primary reason why premium on redemption of US Notes in the Consolidated Statement of Income increased from $12.0 million in 2004 to $53.1 million in 2005.
SHARE CAPITAL
Under the Trilogy Spinout which became effective April 1, 2005, Paramount’s shareholders received one Class A common share of Paramount and one unit of Trilogy for each common share of Paramount previously held. The transfer of the Spinout Assets to Trilogy under the Spinout did not result in a substantive change in ownership of the Spinout Assets under GAAP. Therefore, the transaction was accounted for using the book value of the net assets transferred and did not give rise to a gain or loss in the Consolidated Financial Statements. As a result of the Spinout, share capital was reduced by $157.1 million and retained earnings was decreased by $20.3 million.
On July 14, 2005, Paramount completed the private placement of 1.9 million common shares issued on a flow-though basis at $21.25 per share for gross proceeds of $40.4 million.
At March 10, 2006, Paramount had 66,644,275 Class A Common Shares outstanding. At March 10, 2006 there were 4,841,625 New Paramount Options outstanding (484,450 exercisable) and 1,839,875 Holdco Options outstanding (772,250 exercisable).
STOCK-BASED COMPENSATION LIABILITY
Paramount has an Employee Incentive Stock Option plan as disclosed in Note 11 to the Consolidated Financial Statements.
Under the terms of the Trilogy Spinout, and in order to preserve but not enhance the economic benefit to the optionholders of their Paramount Options, on April 1, 2005 each outstanding Paramount Option was replaced with one New Paramount Option and one Holdco Option. New Paramount Options derive their value from changes in Paramount’s share price and Holdco Options derive their value from changes in Trilogy’s unit price and distributions paid by Trilogy. At December 31, 2005, the stock based compensation liability associated with New Paramount Options was $46.6 million and the stock based compensation liability associated with Holdco Options was $31.4 million.

[6]	Based on the closing price of Trilogy trust units on the Toronto Stock Exchange on December 30, 2005.

Holders of New Paramount Options and Holdco Options have the right to exercise their vested options or to surrender the options for a cash payment. Irrespective of the optionholder’s request, for Paramount Options, Paramount may choose to decline an optionholder’s request for a cash payment and therefore require the optionholder to exercise their vested options and acquire Paramount common shares.
For exercises of New Paramount Options, Paramount has generally declined an optionholder’s request for a cash payment since August 15, 2005 and has therefore required optionholders to exercise their vested options and acquire Paramount common shares. Paramount expects that this will continue.
For exercises of Holdco Options, optionholders have generally requested for cash payments from Paramount. Paramount expects that this will continue.
CONTRACTUAL OBLIGATIONS
Paramount has the following contractual obligations as at December 31, 2005:

	Recognized
	in financial	Less than	1 – 3	4 – 5	After 5
($ thousands)	statements	1 Year	years	years	years	Total

US Senior Notes (1)	Yes	21,115	42,229	42,229	301,196	406,769
Credit facility (2)	Yes	—	105,479	—	—	105,479
Stock-based compensation liability (3)	Yes - Partially	72,708	35,485	11,869	—	120,062
Asset retirement obligations(4)	Yes - Partially	—	—	—	138,419	138,419
Pipeline transportation commitments(5)	No	20,137	40,188	19,285	58,221	137,831
Capital spending commitment (6)	No	40,400	400	—	—	40,800
Leases	No	2,565	5,358	4,447	2,706	15,076

Total (7)		156,925	229,139	77,830	500,542	964,436

(1)	The amounts payable within the next five years represent the estimated annual interest payment on the Senior Notes. The amount payable for the Senior Notes after five years also includes interest payable thereon totaling US$45.4 million ($52.8 million).

(2)	No interest payable under this credit facility has been included in the above contractual obligations due to the floating interest rate on the facility.

(3)	The liability for stock-based compensation includes the full intrinsic value of vested and unvested options as at December 31, 2005. Paramount has the alternative to issue shares on Paramount options being exercised by employees instead of paying the intrinsic value of vested Paramount options. The full intrinsic value of Paramount options included above is $81.0 million.

(4)	Asset retirement obligation represents management’s estimate of undiscounted cost of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practices.

(5)	Certain of the pipeline transportation commitments are secured by outstanding letters of credit totaling $23.3 million as at December 31, 2005.

(6)	The capital spending commitment includes $40 million committed portion of the estimated amount to be spent on Paramount’s oil sands project for 2006.

(7)	In addition to the above, Paramount has minimum volume commitments to gas transportation service providers under agreements expiring in various years the latest of which expires in 2023.
Related Party Transactions
TRILOGY ENERGY TRUST
At December 31, 2005, Paramount held 15,035,345 trust units of Trilogy representing 17.7 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors.
•	Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement dated April 1, 2005 (the “Services Agreement”). The Services Agreement had an initial term ending March 31, 2006. It is anticipated that the Services Agreement will be renewed on the same terms and conditions to March 31, 2007 prior to the expiry of its current term of March 31, 2006. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. Paramount billed Trilogy an aggregate $4.2 million under the Services Agreement, which has been reflected as a reduction in Paramount’s general and administrative expenses.

•	In connection with the Trilogy Spinout, and in order to market Trilogy’s natural gas production, Paramount and Trilogy Energy LP, entered a Call on Production Agreement which provided Paramount the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favourable than the price that Paramount Resources received on the resale of the natural gas to a gas marketing limited partnership (see “Gas Marketing Limited Partnership” – below). Trilogy Energy LP is a limited partnership which is indirectly wholly-owned by Trilogy.

For the year ended December 31, 2005, Paramount purchased 8,490,542 GJ of natural gas from Trilogy Energy LP for approximately $70.3 million under the Call on Production Agreement for sale to the gas marketing limited partnership (see below). The price that Paramount paid Trilogy Energy LP for the natural gas was the same that Paramount Resources received on the resale of the natural gas to the related party gas marketing limited partnership. As a result, such amounts have been netted for financial statement presentation purposes and no revenues or expenses have been reflected in the Consolidated Financial Statements related to these activities.
•	During the course of the year, payable and receivable amounts arose between Paramount and Trilogy in the normal course of business.
•	At December 31, 2005 Paramount owed Trilogy $6.4 million, which balance includes a Crown royalty deposit claim of $5.5 million which, when refunded to Paramount, will be paid to Trilogy.
•	As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount Options and Holdco Options. The stock-based compensation expense relating to these options for the period April 1, 2005 to December 31, 2005 amounted to $4.4 million, of which 81 percent ($3.6 million) was charged to general and administration expense and 19 percent ($0.8 million) was recognized in equity in net earnings of Trilogy.
•	Paramount recorded distributions from Trilogy Energy Trust totaling $35.3 million in 2005. Distributions receivable of $12 million relating to distributions declared by Trilogy in December 2005 were accrued at December 31, 2005 and received in January 2006.
GAS MARKETING LIMITED PARTNERSHIP
In March 2005, Paramount acquired an indirect 30 percent interest (25 percent net of minority interest) in Eagle Energy Marketing Canada Limited Partnership (“EEMC”) for $7.5 million (US$6 million). In connection with this acquisition, Paramount agreed to make available for delivery an average of 150,000 GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by EEMC with the expectation that prices received for such gas would be at or above market. EEMC commenced operations that month.
During 2005, Paramount sold 10,380,998 GJ of its natural gas production to EEMC for $83.3 million. The proceeds of such sales have been reflected in petroleum and natural gas sales revenue. In addition, Paramount sold 8,490,542 GJ of natural gas purchased from Trilogy (see above) to EEMC for $70.3 million. These transactions have been recorded at the exchange amounts.
Because of market conditions, including the significant volatility of natural gas prices in the fall and the resulting margin requirements, the partners of EEMC resolved to cease commercial operations in November 2005 and to dissolve the partnership in due course. Paramount recorded a $1.1 million provision for impairment on its investment in EEMC, and expects to recover approximately $5 million on its dissolution. No receivables arising from the sale of natural gas to EEMC are outstanding as at December 31, 2005.
PRIVATE OIL AND GAS COMPANY
At December 31, 2005, Paramount held 2,708,662 shares of Fox Creek Petroleum Corp. (“Fox Creek”) representing 24.8 percent of the issued and outstanding share capital of the company at such time. One member of Paramount’s management is a member of the board of directors of Fox Creek by virtue of such shareholdings. During the year, Paramount received dividends and a return-of-capital distribution from Fox Creek (the “Distributions”). The Distributions were paid in the form of common shares of a Toronto Stock Exchange (“TSX”) listed oil and gas company. The value of such shares received by Paramount was $5.7 million, based on the market price of the shares on the date of the Distributions. The Distributions reduced the carrying value of Paramount’s investment in Fox Creek in the Consolidated Financial Statements, and the shares of the TSX listed oil and gas company received from Fox Creek have been included in short-term investments.
DIRECTORS AND EMPLOYEES
Certain directors, officers and employees of Paramount purchased an aggregate 922,500 flow through shares issued by Paramount for gross proceeds to Paramount of $21.1 million on July 14, 2005.
Certain directors, officers and employees of Paramount purchased an aggregate 1,016,000 flow through shares issued by Paramount for gross proceeds to Paramount of $30.0 million on October 15, 2004.
Risks and Uncertainties
Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. Paramount’s performance is influenced by commodity prices, transportation and marketing constraints and government regulation and taxation.
Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.
Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of Paramount’s natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.
Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Paramount for its oil.
Paramount’s access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount attempts to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.
The oil and gas industry is subject to extensive controls, royalties, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. Paramount has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.

Paramount’s operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. Paramount attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.
Paramount recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on Paramount’s operations; however, the cost of complying with environmental regulations is increasing. Paramount intends to ensure continued compliance with environmental legislation.
2006 Outlook and Sensitivity Analysis
The following table sets forth Paramount’s current estimate of 2006 production and capital expenditures:

Production (Boe/d)
2006 Average	24,000
2006 Exit	28,000

Capital Expenditures ($MM)
2006 Conventional(1)	350 to 400
2006 Oil Sands	70

(1)	Excludes expenditures on land
The $70 million estimate of 2006 capital expenditures for oil sands relate to delineation and development. Paramount owns 100% of 12 sections of in-situ oil sands leases in the Surmont area of Alberta and has 50% interest in a joint venture with North American Oilsands Corporation (“NAOSC”) which holds in-situ oil sands leases in the Leismer, Corner, Thornbury and Hangingstone areas of Alberta. Each of these oil sands development projects is expected to require a capital expenditure by Paramount (in the case of Surmont) and Paramount and NAOSC (in the case of the joint venture) of approximately $180 million to bring on production. Paramount estimates that a larger 30 MBbl/d oil sands development project would require a capital expenditure of approximately $400 million to bring on production.

Paramount’s results are affected by external market factors, such as fluctuations in the price of crude oil and natural gas, foreign exchange rates, and interest rates. The following table provides projected estimates for 2006 of the sensitivity of Paramount’s 2006 funds flow from operations to changes in commodity prices, the Canadian/US dollar exchange rate and interest rates:

Funds Flow
Effect
Sensitivity (1)(2)	($ millions)

$0.25/GJ increase in AECO gas price	6.2
US$1.00 increase in the WTI oil price	0.6
$0.01 increase in the Canadian/US dollar exchange rate	3.0
1 percent decrease in prime rate of interest	1.5

(1)	Includes the impact of financial and physical hedge contracts existing at December 31, 2005.

(2)	Based on forward curve commodity price and forward curve estimates dated December 31, 2005.
The following assumptions were used in the sensitivity (above):

2006 Average Production
Natural gas	120 MMcf/d
Crude oil/liquids	4,000 Bbl/d

2006 Average Prices
Natural gas	$8.50/Mcf
Crude oil (WTI)	US$	64.50/Bbl

2006 Exchange Rate (C$/US$)		$ 1.15

Cash taxes	None

Critical Accounting Estimates
The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other factors that are believed by management to be reasonable under the circumstances. Actual results could differ from these estimates.
The following is a discussion of the critical accounting estimates inherent in Paramount’s Consolidated Financial Statements:
SUCCESSFUL EFFORTS ACCOUNTING
Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized pending evaluation as to whether proved reserves have been found. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole costs. If economically recoverable reserves are found, such costs are depleted on a unit-of-production basis. The determination of whether economically recoverable quantities of reserves are found is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.
The application of the successful efforts method of accounting requires the use of judgment to determine, among other things, the designation of wells as development or exploratory, and whether exploratory wells have discovered economically recoverable quantities of proved reserves. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area. Ultimately, these determinations affect the timing of deduction of accumulated costs and whether such costs are capitalized and amortized on a unit-of-production basis or are charged to earnings as dry hole costs.
RESERVE ESTIMATES
Estimates of Paramount’s reserves are prepared in accordance with the Canadian standards set out in the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.
In 2005, 100 percent of Paramount’s reserves were evaluated by qualified independent reserves evaluators. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.
The present value of future net revenues should not be assumed to be the current market value of Paramount’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.
The estimates of reserves impact (i) Paramount’s assessment of whether or not an exploratory well has found economically producible reserves, (ii) Paramount’s unit-of-production depletion rates; and (iii) Paramount’s assessment of impairment of oil and gas properties. If reserves estimates decline, the rate at which Paramount records depletion expense increases, reducing net earnings. In addition, changes in reserves estimates may impact the outcome of Paramount’s assessment of its petroleum and natural gas properties for impairment.
IMPAIRMENT OF PETROLEUM AND NATURAL GAS PROPERTIES
Paramount reviews its proved properties for impairment annually, or as economic events dictate, on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by Paramount’s independent reserves evaluators on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices, royalties and production costs, may change and there can be no assurance that impairment provisions will not be required in the future.
Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire.

Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserves revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.
ASSET RETIREMENT OBLIGATIONS
Upon retirement of its oil and gas assets, Paramount anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. The total undiscounted abandonment liability is currently estimated at $138.4 million, which is based on management’s weighted estimate of costs and in accordance with existing legislation and industry practice.
PURCHASE PRICE ALLOCATIONS
The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. The determination of fair value requires management to make assumptions and estimates regarding future events. The allocation process is inherently subjective and impacts the amount assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts Paramount’s reported assets and liabilities and future net earnings due to the impact on future depletion and depreciation expense and impairment tests.
INCOME TAXES AND ROYALTY MATTERS
The operations of Paramount are complex, and related tax and royalty legislation and regulations, and government interpretation and administration thereof, in the various jurisdictions in which Paramount operates are continually changing. As a result, there are usually some tax and royalty matters under review by relevant government authorities.
All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. In addition, the Government of Canada is continuing its stakeholder and industry consultations concerning the application of and amendments to the regulations governing the computation of Crown royalties in the Northwest Territories. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories Crown royalty filings. Additional amounts could become payable and the impact on net earnings may be material.
Recent Accounting Pronouncements
SUSPENDED WELL COSTS
Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations, applying Statement of Financial Accounting Standards No. 19 (“FAS 19”) of the Financial Accounting Standards Board. On July 1, 2005, Paramount adopted FASB Staff Position FAS 19-1 (“FSP FAS 19-1”) “Accounting for Suspended Well Costs” issued by the FASB. FSP FAS 19-1 was applied prospectively to existing and newly capitalized exploratory well costs.
Prior to the introduction of FSP FAS 19-1, FAS 19 required that capitalized exploratory well costs, other than those in an area requiring a major capital expenditure before production could begin, be expensed if related reserves could not be classified as proved within one year. Under the provisions of FSP FAS 19-1, the one-year evaluation period is removed and other criteria added such that exploratory well costs can continue to be capitalized after the completion of drilling, potentially beyond one year, when (a) the well has found a sufficient quantity of reserves to justify completion as a producing well and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense. The FSP provides a number of indicators that can assist an entity to demonstrate sufficient progress is being made in assessing the reserves and economic viability of the project.
The adoption of FSP FAS 19-1 did not result in a significant change to the Consolidated Financial Statements other than the requirement to disclose certain information on suspended well costs as set out in the notes to the consolidated financial statements.
VARIABLE INTEREST ENTITIES
On January 1, 2005, Paramount adopted Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities.” AcG-15 defines a variable interest entity (“VIE”) as a legal entity in which either the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties or the equity owners lack a controlling financial interest. The guideline requires the enterprise which absorbs the majority of a VIE’s expected gains or losses, the primary beneficiary, to consolidate the VIE.
There was no effect on Paramount’s Consolidated Financial Statements as a result of the adoption of AcG-15.
NON-MONETARY TRANSACTIONS
In the quarter ending March 31, 2006, Paramount will adopt Section 3831 “Non-Monetary Transactions” issued by the Canadian Institute of Chartered Accountants (“CICA”) in June 2005. Under the new standard, a commercial substance test replaces the culmination of earnings test as the criteria for fair value measurement. In addition, fair value measurement is clarified. Paramount does not expect application of this new standard to have a material impact on its consolidated financial statements.
FINANCIAL INSTRUMENTS, OTHER COMPREHENSIVE INCOME AND EQUITY
In the year ending December 31, 2007, Paramount will be required to adopt Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3865 “Hedges” issued by the CICA in January 2005.
New Section 3855 sets out comprehensive requirements for recognition and measurement of financial instruments. Under this standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income). Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.
In conjunction with the new standard on financial instruments as discussed above, CICA Handbook Section 1530 (Comprehensive Income) has also been issued. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net income and each component to be recognized in other comprehensive income. Likewise, the CICA has issued Handbook Section 3251 (Equity) which requires the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.
These new standards will be effective for Paramount for its 2007 fiscal year.
Internal Controls over Financial Reporting
Management has assessed the effectiveness of Paramount’s financial reporting disclosure controls and procedures as at December 31, 2005, and has concluded that such financial reporting disclosure controls and procedures were effective as at that date.

Paramount Resources Ltd.
Consolidated Balance Sheets
(thousands of dollars)

	December 31	December 31
As at	2005	2004

ASSETS (Note 9)
Current Assets
Short-term investments (Market value: 2005 - $16,176; 2004 - $27,149)	$14,048	$24,983
Accounts receivable	92,772	107,843
Distributions receivable from Trilogy Energy Trust ( Note 15 )	12,028	—
Financial instruments (Note 13)	2,443	21,564
Prepaid expenses and other	3,869	3,260

	125,160	157,650

Property, Plant and Equipment (Note 6)
Property, plant and equipment, at cost	1,314,651	1,933,104
Accumulated depletion and depreciation	(400,072)	(587,298)

	914,579	1,345,806

Goodwill	12,221	31,621
Long-term investments and other assets (Notes 8 and 9)	56,467	7,709
Future income taxes ( Note 12 )	2,923	—

	$1,111,350	$1,542,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$155,076	$147,364
Due to Trilogy Energy Trust (Note 15)	6,439	—
Financial instruments (Note 13)	7,056	2,188
Current portion of stock-based compensation liability (Note 11)	27,272	—

	195,843	149,552

Long-term debt (Note 9 )	353,888	459,141
Asset retirement obligations (Note 7)	66,203	101,486
Deferred credit	6,528	—
Stock-based compensation liability (Note 11)	50,729	41,044
Non-controlling interest	1,338	144
Future income taxes (Note 12)	—	166,380

	478,686	768,195

Commitments and Contingencies (Notes 9, 13 and 16)

Shareholders’ Equity
Share capital (Note 10)
Issued and outstanding 66,221,675 common shares (2004 — 63,185,600 common shares)	198,417	302,932
Retained earnings	238,404	322,107

	436,821	625,039

	$1,111,350	$1,542,786

See accompanying notes to Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss) and Retained Earnings
(thousands of dollars except per share amounts)

	Years Ended December 31
	2005	2004

Revenue
Petroleum and natural gas sales (Note 15)	$482,670	$592,546
Realized loss on financial instruments (Note 13)	(12,053)	(683)
Unrealized gain (loss) on financial instruments (Note 13)	(23,989)	19,376
Royalties (net of Alberta Royalty Tax Credit)	(91,227)	(105,046)
Income on investments and other (Note 8)	5,869	(34)

	361,270	506,159

Expenses
Operating	75,858	95,767
Transportation (Note 15)	24,552	41,930
Interest	27,361	25,399
General and administrative (Notes 11 and 15)	86,147	66,442
Bad debt recovery	—	(5,523)
Lease rentals	3,139	3,546
Geological and geophysical	12,548	8,728
Dry hole costs	44,895	24,676
Gain on sale of property, plant and equipment	(8,412)	(16,255)
Accretion of asset retirement obligations	5,056	6,920
Depletion and depreciation	179,413	191,578
Write-down of petroleum and natural gas properties	14,867	—
Provision for impairment of investment (Notes 8 and 15)	1,130	—
Unrealized foreign exchange loss (gain) on US Notes	5,861	(24,188)
Realized foreign exchange gain on US Notes	(14,333)	(7,161)
Premium on redemption of US Notes (Note 9)	53,114	11,950

	511,196	423,809

Income from equity investments
Equity income (Note 8)	23,201	—
Dilution gain (Note 8)	21,880	—
Non-controlling interest	49	—

Earnings (loss) before income taxes	(104,796)	82,350

Income and other taxes (Note 12)
Large corporations tax and other	9,763	6,795
Future income tax (recovery) expense	(50,627)	40,660

	(40,864)	47,455

Net earnings (loss) from continuing operations	(63,932)	34,895
Net earnings from discontinued operations (Note 5)	—	6,279

Net earnings (loss)	(63,932)	41,174

Retained earnings, beginning of year	322,107	295,013
Adjustment due to Trilogy Spinout (Note 3)	(20,281)	—
Share in Trilogy’s other capital transactions	510	—
Purchase and cancellation of share capital (Note 10)	—	(14,080)

Retained earnings, end of year	$238,404	$322,107

Net earnings (loss) from continuing operations per common share
— basic	$(0.99)	$0.58
— diluted	$(0.99)	$0.57

Net earnings from discontinued operations per common share
— basic	$—	$0.11
— diluted	$—	$0.10

Net earnings (loss) per common share
— basic	$(0.99)	$0.69
— diluted	$(0.99)	$0.67

Weighted average common shares outstanding (thousands)
— basic	64,899	59,755
— diluted	64,899	61,026

See accompanying notes to Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows
(thousands of dollars)

	Years Ended December 31
	2005	2004

Operating activities
Net earnings (loss) from continuing operations	$(63,932)	$34,895
Add (deduct) non-cash and other items:
Depletion and depreciation	179,413	191,578
Write-down of petroleum and natural gas properties	14,867	—
Provision for impairment of investment	1,130	—
Gain on sale of property, plant and equipment	(8,412)	(16,255)
Accretion of asset retirement obligations	5,056	6,920
Future income tax (recovery) expense	(50,627)	40,660
Amortization of other assets	636	1,277
Non-cash general and administrative expense	55,319	41,195
Unrealized loss (gain) on financial instruments	23,989	(19,376)
Unrealized foreign exchange loss (gain) on US Notes	5,861	(24,188)
Realized foreign exchange gain on US Notes	(14,333)	(7,161)
Premium on redemption of US Notes	53,114	11,950
Asset retirement obligations paid	(990)	(1,214)
Equity income (Note 8)	(23,201)	—
Gain on dilution of equity investment (Note 8)	(21,880)	—
Non-controlling interest	(49)	—
Distributions from equity investments	39,113	—
Dry hole costs	44,895	24,676
Geological and geophysical	12,548	8,728

Funds flow from continuing operations	252,517	293,685
Funds flow from discontinued operations	—	667

Funds flow from operations	252,517	294,352

Decrease (increase) in deferred credit	6,528	(3,959)
Net change in operating working capital (Note 14)	16,294	(27,320)

	275,339	263,073

Financing activities
Bank loans — draws	489,630	431,951
Bank loans — repayments	(556,167)	(298,173)
Proceeds from US debt offering, net of issuance costs	(4,782)	162,917
Redemption of US debt	(1,088)	(105,686)
Premium on redemption of US Notes (Note 9)	(45,077)	(8,864)
Realized foreign exchange gain on US Notes	—	7,161
Capital stock — issued, net of issuance costs	50,438	115,043
Capital stock — purchased and cancelled	—	(19,401)
Cost of reorganization	(4,004)	—
Receipt of funds from Trilogy Spinout (Note 3)	220,000	—
Discontinued operations	—	(11,301)

	148,950	273,647

Cash flows provided by operating and financing activities	424,289	536,720

Investing activities
Property, plant and equipment expenditures	(409,809)	(315,698)
Petroleum and natural gas property acquisitions	(24,171)	(322,598)
Proceeds on sale of property, plant and equipment	10,643	61,939
Equity investments	(6,857)	—
Return of capital received (Note 8)	1,931	—
Net change in investing working capital (Note 14)	3,974	27,349
Discontinued operations	—	12,288

Cash flows used in investing activities	(424,289)	(536,720)

Increase (decrease) in cash	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts expressed in thousands of dollars)
1.	Summary of Significant Accounting Policies
Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company that explores for, develops, processes, transports and markets petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia. These Consolidated Financial Statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in some respects from GAAP in the United States. These differences are described in Note 19 – Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles.
(a)	PRINCIPLES OF CONSOLIDATION
These Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries.
Investments in jointly controlled companies, jointly controlled partnerships and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby Paramount’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.
Investments in companies and partnerships in which Paramount does not have direct or joint control over the strategic operating, investing and financing decisions, but over which it has significant influence, are accounted for using the equity method.
(b)	MEASUREMENT UNCERTAINTY
The timely preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires that management make estimates and assumptions and use judgment that affect: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of revenues and expenses during the reported period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Actual results could differ from these estimates.
The amounts recorded for depletion and depreciation, impairment of petroleum and natural gas properties and equipment, and for asset retirement obligations are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact of changes in these estimates and assumptions on the consolidated financial statements of future periods could be material.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. In addition, the Government of Canada is continuing its stakeholder and industry consultations concerning the application of and amendments to the regulations governing the computation of Crown royalties in the Northwest Territories. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories crown royalty filings. Additional amounts could become payable and the impact on net earnings may be material.

(c)	REVENUE RECOGNITION
Revenues associated with the sale of natural gas, crude oil, and natural gas liquids (“NGL’s”) are recognized when title passes from Paramount to third parties.
(d)	SHORT-TERM INVESTMENTS
Short-term investments are carried at the lower of cost and market value. Included in short-term investments are investments in common shares and trust units and short-term debentures bearing interest at a rate of eight percent per annum.
(e)	PROPERTY, PLANT AND EQUIPMENT
COST
Property, plant and equipment is recorded at cost.
Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole costs. Exploration wells in areas requiring major capital investments before production can begin are capitalized as long as drilling efforts are under way or firmly planned. If an exploratory well or an exploratory-type stratigraphic well is determined to have found oil and gas reserves, but those reserves cannot be classified as proved when drilling is completed, the capitalized drilling costs continue to be capitalized if the well has found sufficient quantity of reserves to justify its completion as a producing well and Paramount is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either of these criteria are not met, or if Paramount obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well or exploratory-type stratigraphic well is assumed to be impaired and its costs, net of any salvage value, are charged to expense. Paramount does not continue to capitalize exploratory well costs on the chance that current market conditions will change or technology will be developed to make the development of the project economically and operationally viable.
Exploration wells are assessed annually, or more frequently as evaluation conditions dictate, for determination of reserves, and as such, success. All other exploration costs, including geological and geophysical costs and annual lease rentals are charged to earnings when incurred.
DEPLETION AND DEPRECIATION
Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis.
Successful exploratory wells and development costs are depleted over proved developed reserves while acquired resource properties with proved reserves are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserve costs associated with producing fields are transferred to depletable costs.
Costs associated with significant development projects are not depleted until commercial production commences. Depreciation of gas plants, gathering systems and production equipment is provided on a straight-line basis over their estimated useful life varying from 12 to 40 years. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 50 percent.

IMPAIRMENT
Producing areas and significant unproved properties are assessed annually or as economic events dictate for potential impairment. Any impairment loss is the difference between the fair value of the asset and its carrying value.
(f)	ASSET RETIREMENT OBLIGATIONS
Paramount recognizes the fair value of an asset retirement obligation in the period in which it is incurred or when a reasonable estimate of the fair value can be made. The fair value of the retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense in the consolidated statement of earnings, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligation reduce the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in Paramount’s earnings in the period in which the settlement occurs.
(g)	DEFERRED FINANCING CHARGES
Deferred financing charges are included in long-term investments and other assets and are amortized using the straight-line method over the term of the related debt.
(h)	GOODWILL
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized and is assessed by Paramount for impairment at least annually. Impairment is assessed based on a comparison of the fair value of Paramount’s properties compared to the carrying value of the properties, including goodwill. Any excess of the carrying value of the properties, including goodwill, over its fair value is the impairment amount, and is charged to earnings in the period identified.
(i)	FOREIGN CURRENCY TRANSLATION
Paramount’s foreign operations are considered integrated and therefore, the accounts related to such operations are translated into Canadian dollars using the temporal method.
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates of exchange. Results of foreign operations are translated to Canadian dollars at the monthly average exchange rates for revenues and expenses, except for depreciation and depletion which are translated at the rate of exchange applicable to the related assets. Resulting translation gains and losses are included in net earnings.
(j)	FINANCIAL INSTRUMENTS
Paramount periodically utilizes derivative financial instrument contracts such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates.
Financial instruments that do not qualify as hedges under Accounting Guideline 13, or are not designated as hedges, are recorded at fair value on Paramount’s consolidated balance sheet, with subsequent changes in fair value recognized in net earnings. Realized gains or losses from financial instruments related to commodity prices are recognized in net earnings as the related sales occur. The estimated fair value of financial instruments is based on quoted market prices or, in their absence, third party market indicators and forecasts.
(k)	INCOME TAXES
Paramount follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in net earnings in the period in which the change occurs.
(l)	FLOW-THROUGH SHARES
Paramount has financed a portion of its exploration activities through the issue of flow-through shares. As permitted under the Income Tax Act (Canada), the tax attributes of eligible expenditures incurred with the proceeds of a flow-through share issuance are renounced to subscribers.
On the effective date of renouncement, a future income tax liability is recognized, and shareholder’s equity is reduced, for the tax effect of expenditures renounced to subscribers.
(m)	STOCK-BASED COMPENSATION
Paramount has granted stock options to employees and directors, the details of which are described in Note 11 – Stock-based Compensation.
Paramount uses the intrinsic value method to recognize compensation expense associated with the Paramount Options, New Paramount Options and Holdco Options (all as defined in Note 11). Applying the intrinsic value method to account for stock-based compensation, a liability is accrued over the vesting period of the options, based on the difference between the exercise price of the options and the market price or fair value of the underlying securities. The liability is revalued at the end of each reporting period to reflect changes in the market price or fair value of the underlying securities and the net change is recognized in earnings as general and administrative expense. When options are surrendered for cash, the cash settlement paid reduces the outstanding liability to the extent the liability was accrued. The difference between the cash settlement and the accrued liability is recognized in earnings as general and administrative expense. When options are exercised for common shares, consideration paid by the option holder and the previously recognized liability associated with the options are recorded as an increase to share capital.
(n)	PER COMMON SHARE AMOUNTS
Paramount uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. This method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to purchase common shares at the average market price during the period.
2.	Changes in Accounting Policies
(a)	VARIABLE INTEREST ENTITIES
On January 1, 2005, Paramount adopted Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities.” AcG-15 defines a variable interest entity (“VIE”) as a legal entity in which either the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties or the equity owners lack a controlling financial interest. The guideline requires the enterprise which absorbs the majority of a VIE’s expected gains or losses, the primary beneficiary, to consolidate the VIE.

There was no effect on Paramount’s Consolidated Financial Statements as a result of the adoption of AcG-15.
(b)	ACCOUNTING FOR SUSPENDED WELL COSTS
On July 1, 2005, Paramount adopted the guidance set out by FASB Staff Position FAS19-1 “Accounting for Suspended Well Costs” (“FSP FAS 19-1”) with respect to suspended exploratory wells. FSP FAS 19-1 replaced certain provisions of FASB Statement No. 19 setting out certain criteria in continuing to capitalize drilling costs of suspended exploratory wells and exploratory-type stratigraphic wells and requiring management to apply more judgment in evaluating whether costs meet criteria for continued capitalization. No significant costs were written off as a result of the adoption of FSP FAS 19-1. Additional information on suspended wells required to be disclosed by FSP FAS 19-1 is set out in Note 6 – Property Plant and Equipment.
3.	Trilogy Spinout
On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly-traded energy trust (the “Trilogy Spinout”).
Through the Trilogy Spinout:
•	Certain properties owned by Paramount that were located in the Kaybob and Marten Creek areas of Alberta and three natural gas plants operated by Paramount became property of Trilogy (the “Spinout Assets”);

•	Paramount received an aggregate $220 million in cash (including $30 million as settlement of working capital accounts) and 79.1 million units of Trilogy (64.1 million being ultimately received by Paramount shareholders) as consideration for the Spinout Assets and related working capital adjustments; and

•	Paramount’s shareholders received one Class A common share of Paramount and one unit of Trilogy for each common share of Paramount previously held, resulting in Paramount’s shareholders owning 64.1 million (81 percent) of the 79.1 million issued and outstanding units of Trilogy, and Paramount holding the remaining 15.0 million (19 percent) of such Trilogy units.
Upon completion of the Trilogy Spinout, shareholders of Paramount owned all of the issued and outstanding Class A common shares of Paramount.
In addition to certain assets previously owned by Paramount, the Spinout Assets included substantially all of the Kaybob properties that Paramount acquired in June 2004 as part of the $185.1 million acquisition and all of the Marten Creek properties that Paramount acquired as part of the August 2004 acquisition for $86.9 million (see Note 4).
During the fourth quarter of 2005, Paramount finalized the entries related to the Trilogy Spinout, the results of which are summarized below.
Paramount’s transfer of the Spinout Assets to Trilogy under the Trilogy Spinout did not result in a substantive change in ownership of the Spinout Assets under GAAP. Therefore, the transaction was accounted for using the carrying value of the net assets transferred and did not give rise to a gain or loss in the Consolidated Financial Statements of Paramount. The net change to retained earnings was a $20.3 million decrease. The carrying value in

Paramount’s Consolidated Financial Statements of the assets net of related liabilities transferred to Trilogy on April 1, 2005 were as follows:

Property, plant and equipment, net	$637,196
Goodwill	19,400
Asset retirement obligations	(65,076)
Net working capital accounts	(50,884)
Future income tax liabilities	(142,111)

$398,525

The following table provides a summary of the impact of the Trilogy Spinout on share capital, retained earnings, and the residual value of Paramount’s 19 percent interest in Trilogy immediately after the Trilogy Spinout becoming effective:

			Investment
			in Trilogy
	Share	Retained	Energy
	Capital	Earnings	Trust[1]	Total

Balance as at March 31, 2005	$314,272	$276,549	$—	$590,821

Common share exchange (Note 10)	(157,136)	157,136	—	—
Carrying value of assets and related liabilities transferred to Trilogy	—	(322,805)	(75,720)	(398,525	)(2)
Cash received per the plan of arrangement	—	153,900	36,100	190,000	(2)
Tax expense arising on reorganization	—	(3,752)	—	(3,752)
Paramount’s reorganization costs related to Trilogy Spinout	—	(4,004)	—	(4,004)
Paramount’s equity share of Trilogy formation costs (Note 8)	—	(756)	—	(756)

Net adjustments	(157,136)	(20,281)	(39,620)	(217,037)

Balance as at April 1, 2005	$157,136	$256,268	$(39,620)	$373,784

(1)	Amounts were credited (debited) to Investment in Trilogy Energy Trust.

(2)	Excluding $30 million initial cash settlement of working capital distribution accounts.
4.	Acquisition of Oil and Gas Properties
On June 30, 2004, Paramount closed an acquisition of petroleum and natural gas assets for an aggregate purchase price of $185.1 million, after adjustments. Paramount assigned the entire amount of the purchase price to property, plant and equipment and recognized a $26.8 million asset retirement obligation related to those properties.
On August 16, 2004, Paramount closed an acquisition of petroleum and natural gas assets for an aggregate purchase price of $86.9 million, after adjustments. In accounting for this acquisition, Paramount recorded a future tax asset in the amount of $89.0 million and recognized a $2.1 million asset retirement obligation related to those properties.
5.	Discontinued Operations
On July 27, 2004, a private drilling company in which Paramount owns a 50 percent equity interest, (“Drillco”), closed the sale of its drilling assets for $32 million to a publicly traded income trust. The gross proceeds were $19.2 million cash with the balance in exchangeable shares. The exchangeable shares were valued at the fair market value of the purchaser’s shares and were redeemable for trust units in the income trust, subject to securities laws and regulations. In connection with the closing of the sale, certain indebtedness related to these operations was extinguished. The results of operations of Drillco for the period to July 27, 2004 have been presented as discontinued operations.
On September 10, 2004, Paramount completed the disposition of its 99 percent interest in a drilling partnership for approximately $1.0 million. For reporting purposes, the drilling partnership has been accounted for as discontinued operations.
On December 13, 2004, Paramount completed the disposition of a building acquired as part of the $185.1 million acquisition, for approximately $10.5 million, inclusive of the mortgage assumed by the purchaser of $6.4 million.
Selected financial information of the discontinued operations for the year ended December 31, 2004 is provided below:

		Drilling
	Drillco	Partnership	Building	Total

Revenue
Other Income	$908	$327	$—	$1,235

Expenses (Recovery)
Interest	250	—	367	617
General and administrative	642	384	(308)	718
Depreciation	655	6	278	939
Gain on sale of property and equipment	(6,659)	(27)	(2,569)	(9,255)

	(5,112)	363	(2,232)	(6,981)

Net earnings (loss) before income tax	6,020	(36)	2,232	8,216
Large corporation tax and other	1,857	—	(34)	1,823
Future income tax expense	94	—	20	114

Net earnings (loss) from discontinued operations	$4,069	$(36)	$2,246	$6,279

6.	Property Plant and Equipment

	2005			2004
		Accumulated
		Depletion and	Net Book	Net Book
	Cost	Depreciation	Value	Value

Petroleum and natural gas properties	$913,386	$307,201	$606,185	$901,432
Gas plants, gathering systems and production equipment	385,131	81,260	303,871	421,114
Other	16,134	11,611	4,523	23,260

Net book value	$1,314,651	$400,072	$914,579	$1,345,806

Included in property, plant and equipment are asset retirement costs, net of accumulated depletion and depreciation, of $40.5 million (2004 — $57.4 million). Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $320 million (2004 — $300 million) are currently not subject to depletion.
For the year ended December 31, 2005, Paramount expensed $44.9 million in dry hole costs (2004 - $24.7 million). A portion of the dry hole costs expensed related to prior year capital projects that were determined in the current year to have no future economic value.

Additional disclosures for suspended wells are as follows:
Continuity of Suspended Exploratory Well Costs

(millions of dollars)	2005	2004

Balance at January 1	$118	$46
Additions pending the determination of proved reserves	111	110
Reclassifications to proved reserves	(55)	(24)
Wells costs charged to dry hole expense	(24)	(14)
Wells sold	(7)	—

Balance at December 31	$143	$118

Aging of Capitalized Exploratory Well Costs

(millions of dollars)	2005	2004

Capitalized exploratory well costs that have been capitalized for a period of one year or less	$81	$86
Capitalized exploratory well costs that have been capitalized for a period of greater than one year	62	32

Balance at December 31	$143	$118

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	63	23

At December 31, 2005, $73.6 million of the capitalized costs of suspended wells related to Colville Lake in the Northwest Territories. The commerciality of the gas in Colville Lake is being evaluated in conjunction with Paramount’s planned drilling program and the anticipated timing for construction of the MacKenzie Valley Gas Pipeline. The remaining capitalized costs relate to projects where infrastructure decisions are dependent upon environmental permission and production capacity, or where Paramount is continuing to assess reserves and their potential development, including those relating to oil sands.
7.	Asset Retirement Obligations

	2005	2004

Asset retirement obligations, beginning of year	$101,486	$61,554
Adjustment resulting from the Trilogy Spinout (Note 3)	(65,076)	—
Liabilities incurred	3,614	34,226
Revisions in estimated cost of abandonment	22,113	—
Liabilities settled	(990)	(1,214)
Accretion expense	5,056	6,920

Asset retirement obligations, end of year	$66,203	$101,486

The total future asset retirement obligation was estimated by management based on Paramount’s net ownership in all wells and facilities, estimated work to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. The undiscounted asset retirement obligations associated with Paramount’s oil and gas properties at December 31, 2005 are $138.4 million (December 31, 2004 — $136.2 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 8 1/2 percent. The majority of these obligations are not expected to be settled for several years, or decades, in the future and will be funded from general company resources at that time.
Paramount updated the estimate of its asset retirement obligation on October 1, 2005 and made an upward revision to the asset retirement obligation of $22.1 million due mainly to the increases in estimated cost of abandonment. This revision increased the related cost of the underlying assets.

8.	Long-Term Investments and Other Assets

	2005	2004

Equity accounted investments:
Trilogy Energy Trust
(market value as at December 31, 2005 — $357.8 million)	$51,665	$—
Private oil and gas company	623	—

	52,288	—
Deferred financing costs net of amortization	4,179	7,709

	$56,467	$7,709

The following table provides a continuity of Paramount’s equity accounted investments for the year ended December 31, 2005:

			Gas Marketing
	Trilogy Energy	Private Oil and	Limited
	Trust	Gas Company	Partnership	Total

Balance as at December 31, 2004	$—	$—	$—	$—
Initial carrying value of investment (Note 3)	39,620	—	—	39,620
Cost of investment	—	3,180	7,457	10,637
Return-of-capital	—	(1,931)	—	(1,931)
Equity income (loss) for the period	21,191	3,155	(1,145)	23,201
Future income tax recovery on equity income	4,217	—	—	4,217
Distributions received and receivable	(35,332)	(3,781)	—	(39,113)
Dilution gain (see below)	21,880	—	—	21,880
Provision for impairment	—	—	(1,130)	(1,130)
Reclassification to short-term investments	—	—	(5,182)	(5,182)
Stock–based compensation awards to Trilogy employees	845	—	—	845
Paramount’s equity share in units issuance costs	(756)	—	—	(756)

Balance as at December 31, 2005	$51,665	$623	$—	$52,288

The dilution gain relating to Trilogy Energy Trust resulted from Trilogy’s issuance of additional Trust Units to third parties on December 30, 2005 decreasing Paramount’s equity interest in Trilogy from 19 percent to 17.66 percent as at that date.
In March 2005, Paramount completed a transaction whereby it acquired an indirect 30 percent interest (25 percent net of non-controlling interest) in a gas marketing limited partnership for $7.5 million (US $6 million). The gas marketing limited partnership commenced operations on March 9, 2005 and was being accounted for using the equity method. On November 30, 2005, the gas marketing limited partnership ceased commercial operations with the intention to dissolve. In connection with such planned dissolution, Paramount has recognized a before tax provision for impairment of $1.1 million which represents the excess of the carrying value over the net realizable value of the investment. The net realizable value of Paramount’s investment has been presented as part of short-term investments at December 31, 2005.
In October 2005, Paramount received distributions, valued at $5.7 million, in the form of common shares of a Toronto Stock Exchange listed oil and gas company, from a private oil and gas company. The distributions consisted of a return-of-capital of $1.9 million and dividends of $3.8 million resulting from a disposition of one of the private oil and gas company’s producing properties.

9. Long-Term Debt

	2005	2004

Credit facility — current interest rate of 4.9 percent (2004 — 3.8 percent)	$105,479	$201,305
7 7/8 percent US Senior Notes due 2010 (US $133.3 million)	—	160,174
8 1/2 percent US Senior Notes due 2013 (US $213.6 million)	248,409	—
8 7/8 percent US Senior Notes due 2014 (US $81.3 million)	—	97,662

	$353,888	$459,141

CREDIT FACILITIES
At December 31, 2005, Paramount had a $189 million committed revolving/non-revolving term facility with a syndicate of Canadian banks. Borrowings under the facility bear interest at the lender’s prime rate, bankers’ acceptance rate, or LIBOR plus an applicable margin dependent on certain conditions. Advances drawn on the facility are secured by a fixed and floating charge over the assets of Paramount, excluding 12,755,845 of the Trilogy units owned by Paramount. At the end of each month, Paramount’s lenders review the market value of these Trilogy units. Paramount’s lenders may increase or decrease the credit facility borrowing base to the extent there is a significant increase or decrease in the value of these units. The maximum credit facility borrowing base that can be extended under the current agreement is $200 million as at December 31, 2005. The revolving nature of Paramount’s credit facility expires on March 30, 2006. Pursuant to the terms of the credit agreement, Paramount has requested an extension of one year on the revolving feature. Paramount anticipates this request will be approved and the revolving feature on the credit facility will be extended to March 29, 2007. Upon the expiry of the revolving feature of the credit agreement, amounts outstanding will have a term maturity date of one additional year.
Paramount had letters of credit totaling $23.3 million outstanding at December 31, 2005 (December 31, 2004 — $28.1 million). These letters of credit reduce the amount available under Paramount’s credit facility.
US SENIOR NOTES
On February 7, 2005, Paramount completed a note exchange offer and consent solicitation issuing US $213.6 million principal amount of 8 1/2 percent Senior Notes due 2013 (the “2013 Notes”) and paying aggregate cash consideration of $45.1 million (US $36.2 million) in exchange for approximately 99.3 percent of the outstanding 7 7/8 percent Senior Notes due 2010 (the “2010 Notes”), all of the outstanding 8 7/8 percent Senior Notes due 2014 (the “2014 Notes”) and the note holders’ consent for Paramount to proceed with the Trilogy Spinout. At December 31, 2005, Paramount’s obligations respecting the 2010 Notes and 2014 Notes have been extinguished as a result of the note exchange and subsequent open market repurchases. Paramount has expensed $8.0 million of deferred financing costs associated with the 2010 Notes and the 2014 Notes.
The 2013 Notes bear interest at a rate of 8 1/2 percent per year and mature on January 31, 2013. They are secured by 12,755,845 units of Trilogy Energy Trust that are owned by Paramount, which had a market value of $303.6 million on December 31, 2005. Paramount may sell any or all of such trust units, in one or more transactions, provided it offers to redeem 2013 Notes with the net proceeds received. The redemption price associated with such an offer would be par plus a redemption premium, if applicable, of up to 4 1/4 percent, depending on when the offer is made. Paramount may, at its option, redeem all or a portion of the 2013 Notes after January 31, 2007 at a price equal to par plus a redemption premium, if applicable, of up to 4 1/4 percent depending on when the 2013 Notes are redeemed. The 2013 Notes cannot be redeemed with the proceeds of an equity offering prior to January 31, 2007. In any event of redemption, holders are entitled to receive any accrued and unpaid interest.
Holders of a majority in aggregate principal amount of the 2013 Notes had until September 30, 2005 to provide notice of their election to increase the interest rate on such notes to 10 1/2 percent per year. Had such notice been provided, Paramount could have, at its option, redeemed all of such notes at par on or prior to January 31, 2006. The required majority of holders did not provide such notice.
10.	Share Capital
AUTHORIZED
Amendments to the authorized classes of Paramount’s capital were approved by shareholders in March 2005 in connection with the approval of the Trilogy Spinout. Paramount’s authorized capital is comprised of an unlimited number of voting Class A Common Shares, an unlimited number of non-voting redeemable / retractable Class X Preferred Shares, an unlimited number of non-voting redeemable / retractable Class Z Preferred Shares and an unlimited number of non-voting Preferred Shares issuable in series, all of such classes of authorized capital without par value. The redemption price for each Class X Preferred Share and each Class Z Preferred Share is $15.23. The Class X Preferred Shares and Class Z Preferred Shares carry non-cumulative preferential dividends as and when declared by the Board of Directors of Paramount.
TRILOGY SPINOUT
In connection with the Trilogy Spinout, the following transactions took place:
•	34,157,780 Common Shares held by shareholders (which exclude Common Shares held by “Substantial Shareholders” as later defined) were transferred to Paramount in exchange for the issuance to such shareholders of 34,157,780 Class A Common Shares and 34,157,780 Class X Preferred Shares, whereupon the Common Shares received by Paramount were cancelled.

•	29,940,270 Common Shares held by Substantial Shareholders (a person who either alone or together with persons that were related to that person for purposes of the Income Tax Act (Canada), beneficially owned 25 percent or more of the issued and outstanding Common Shares) were transferred to Paramount in exchange for the issuance to such Substantial Shareholders of 29,940,270 Class A Common Shares and 29,940,270 Class Z Preferred Shares, whereupon the Common Shares received by Paramount were cancelled.

•	All of the issued and outstanding Class Z Preferred Shares were redeemed by Paramount in exchange for the issuance by Paramount of notes payable to the Substantial Shareholders (the “Redemption Notes”) whereupon all of the Class Z Preferred Shares were cancelled.

•	The Redemption Notes were transferred and assigned to a subsidiary of Trilogy by the Substantial Shareholders in exchange for 29,940,270 Trilogy trust units. The Redemption Notes were extinguished during the course of the Trilogy Spinout reorganization.

•	All of the issued and outstanding Class X Preferred Shares were transferred by the holders of such shares to a wholly-owned subsidiary of Paramount Resources Ltd. (“Exchangeco”) in exchange for Trilogy trust units. As of December 31, 2005, Exchangeco held 34,157,780 Class X Preferred Shares of Paramount Resources Ltd.
For presentation purposes, Paramount has shown the Class A Common Shares as a continuity of the Common Shares, with an adjustment to the carrying value of such shares to reflect the impact of the Trilogy Spinout.

ISSUED AND OUTSTANDING

Common Shares / Class A Common Shares	Number	Consideration

Balance December 31, 2003	60,094,600	$200,274

Shares repurchased — at carrying value	(1,629,500)	(5,322)
Stock options exercised	220,500	3,057
Common shares issued, net of issuance costs	2,500,000	54,901
Flow-through shares issued, net of issuance costs	2,000,000	57,981
Tax adjustment on share issuance costs and flow-through share renunciations	—	(7,959)

Balance December 31, 2004	63,185,600	302,932

Stock options exercised (Note 11)	1,136,075	29,126
Flow through shares issued, net of issuance costs	1,900,000	39,588
Tax adjustment on share issuance costs and flow-through share renunciations	—	(16,093)
Common share exchange adjustment due to Trilogy Spinout (Note 3)	—	(157,136)

Balance December 31, 2005	66,221,675	$198,417

On July 14, 2005, Paramount completed the private placement of 1,900,000 Common Shares issued on a “flow-through” basis at a price of $21.25 per share. The gross proceeds of the issue were $40.4 million. During the year ended December 31, 2005, Paramount made renunciations of $20.3 million.
On October 26, 2004, Paramount completed the issuance of 2,500,000 Common Shares at a price of $23.00 per share. The gross proceeds of the issue were $57.5 million.
On October 15, 2004, Paramount completed the private placement of 2,000,000 Common Shares issued on a “flow-through” basis at a price of $29.50 per share. The gross proceeds of the issue were $59.0 million. During the year ended December 31, 2005, Paramount made renunciations of $35.3 million (2004 — $23.7 million).
Paramount obtained approval to institute a Normal Course Issuer Bid program for the acquisition of up to five percent of its issued and outstanding common shares from May 15, 2003 to May 14, 2004. Between January 1, 2004 and May 14, 2004, Paramount repurchased and cancelled 1,629,500 Common Shares pursuant to the program at an average price of $11.91 per share. For the year ended December 31, 2004, $14.1 million was charged to retained earnings related to the excess of the price at which such shares were repurchased over the carrying value of the shares.
11.	Stock-based Compensation
PARAMOUNT OPTIONS
Paramount has a Stock Option Plan (the “Plan”) that enables the Board of Directors or its Compensation Committee to grant to key Paramount employees and directors options to acquire Common Shares. The exercise price of an option is no lower than the closing market price of the Common Shares on the day preceding the date of grant. Upon exercise of options under the Plan, optionholders may be entitled to receive, at the election of the employee, either a share certificate for the Common Shares or a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of Common Shares in respect of which the option is exercised: the market price being the weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five (5) trading days preceding the date of exercise. Paramount, however, can refuse to accept a cash surrender. Cash payments made in respect of the Plan are charged to general and administrative expenses when incurred. Options granted generally vest over four years and have a four and half year contractual life.

Under the terms of the plan of arrangement reorganization respecting the Trilogy Spinout effective April 1, 2005, each outstanding Paramount Option was replaced with one New Paramount Option and one Holdco Option. A New Paramount Option and a Holdco Option issued in replacement of a Paramount Option each related to the same number of Class A Common Shares and Holdco shares, (which derive their value from Trilogy Trust units), respectively, as the number of Common Shares issuable under the replaced Paramount Option, and had the same aggregate exercise price as the replaced Paramount Option with the respective exercise price being determined based on the Class A Common Shares weighted average trading price and the Trilogy Trust unit weighted average trading price. This was intended to preserve, but not enhance, the economic benefit to the optionholders.
NEW PARAMOUNT OPTIONS
Each New Paramount Option is subject to the Plan and is identical to the Paramount option, except that, for each New Paramount Option that replaced the Paramount Options;
i.	it entitles the holder to acquire Class A Common Shares;

ii.	the exercise price was determined by multiplying the exercise price of the Paramount Option it replaced by the fraction determined by dividing the Class A Common Share weighted average trading price by the sum of the Class A Common Share weighted average trading price and the Trilogy trust unit weighted average trading price; and

iii.	the provisions relating to termination in the event of ceasing to be a Paramount employee only apply in the event the optionholder is no longer employed by either Paramount or Trilogy.
The granting of Paramount Options ceased March 31, 2005. Effective April 1, 2005, only New Paramount Options are granted under the Plan.
HOLDCO OPTIONS
Under the Trilogy Spinout, Paramount transferred 2,279,500 Trilogy Energy Trust units to a wholly owned, non-public subsidiary of Paramount (“Holdco”). The Holdco Options are not subject to the Plan.
Each Holdco Option entitles the holder thereof to acquire from Paramount the same number of common shares of Holdco, as the number of common shares issuable under the holder’s Paramount Option. The exercise price is the exercise price of the original Paramount Option less the exercise price of the related New Paramount Option. The vesting dates and expiry dates are the same as the Paramount Option and the termination provisions are the same as for the related New Paramount Option.
Holdco’s shares are not listed for trading on any stock exchange. As a result, holders of the Holdco Options have the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount. The amount of the payment in respect of each Holdco share subject to the surrendered option is the difference between the fair market value of a Holdco share at the date of surrender and the exercise price. The fair market value of a Holdco share is based on the fair market value of the Trilogy Trust units it holds and any after-tax cash and investments (resulting from distributions on the Trilogy Trust units).

As at December 31, 2005, 3,828,425 New Common Shares of Paramount were reserved for issuance under Paramount’s Employee Incentive Stock Option Plan. As at December 31, 2005, 3,910,175 New Paramount Options are outstanding, exercisable to April 30, 2010 at prices ranging from $4.33 to $34.20 per share. The following table provides a continuity of Paramount’s stock options:

	Year Ended		Year Ended
Paramount Options	December 31, 2005		December 31, 2004
	Weighted		Weighted
	Average		Average
	Exercise Price	Options	Exercise Price	Options

Balance, January 1	$10.41	3,212,500	$9.64	3,632,000
Granted	28.62	148,000	17.09	348,000
Exercised	10.50	(1,057,000)	9.97	(618,500)
Cancelled	26.90	(24,000)	9.09	(149,000)
Cancelled under the plan of arrangement reorganization	11.38	(2,279,500)	—	—

Balance, December 31	$—	—	$10.41	3,212,500

Options exercisable, December 31	$—	—	$10.26	1,282,875

	Year Ended December 31, 2005
	Weighted Average
New Paramount Options	Exercise Price	Options

Balance, January 1, 2005	$—	—
Granted — Trilogy Spinout	5.53	2,279,500
Granted — April 1, 2005 to December 31, 2005	14.89	2,030,250
Exercised	5.91	(321,575)
Cancelled	7.22	(78,000)

Balance, December 31, 2005	$10.22	3,910,175

Options exercisable, December 31, 2005	$5.08	853,800

	Year Ended December 31, 2005
	Weighted Average
Holdco Options	Exercise Price	Options

Balance, January 1, 2005	$—	—
Granted — Trilogy Spinout	5.85	2,279,500
Exercised	5.11	(253,125)
Cancelled	9.98	(41,000)

Balance, December 31, 2005	$5.79	1,985,375

Options exercisable, December 31, 2005	$4.92	864,250

Additional information about Paramount’s stock options outstanding as at December 31, 2005 is as follows:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Contractual	Exercise		Exercise
Exercise Prices	Number	Life	Price	Number	Price

New Paramount Options
$4.33-$4.96	1,567,225	1.9	$4.40	784,100	$4.40
$5.22-$9.48	213,500	2.9	7.19	25,000	6.66
$11.26-$34.20	2,129,450	3.8	14.80	44,700	16.06

Total	3,910,175	3.0	$10.22	853,800	$5.08

Holdco Options
$4.58-$5.52	1,635,375	1.9	$4.67	827,250	$4.67
$6.18-$8.60	124,000	2.9	7.12	11,500	7.28
$10.03-$16.37	226,000	3.5	13.18	25,500	11.99

Total	1,985,375	2.1	$5.79	864,250	$4.92

During the year ended December 31, 2005, 144,550 Paramount Options were surrendered in exchange for a cash payment from Paramount of $2.7 million (2004 — 398,000 options for $2.9 million), for which $2.0 million of this amount (2004 — $2.9 million) reduced the stock-based compensation liability with the balance charged to earnings during the year. In addition, 912,450 Paramount Options were exercised for shares for cash proceeds to Paramount of $9.5 million (2004 — 220,500 Paramount Options for cash proceeds of $1.6 million) resulting in a decrease in the related stock-based compensation liability by $13.4 million (2004 — $1.5 million) and an increase in share capital by $22.9 million (2004 — $3.1 million).
During the year ended December 31, 2005, 97,950 New Paramount Options were surrendered in exchange for a cash payment from Paramount of $1.4 million, for which, $0.8 million of this amount reduced the stock-based compensation liability with the balance charged to earnings during the period. In addition, 223,625 New Paramount Options were exercised for common shares for cash proceeds of $1.4 million to Paramount resulting in a decrease in the related stock-based compensation liability by $4.9 million and an increase in share capital by $6.3 million.
During the year ended December 31, 2005, 253,125 Holdco Options were surrendered in exchange for a cash payment from Paramount of $4.8 million, which reduced the stock-based compensation liability.
The current portion of stock-based compensation liability of $27.3 million at December 31, 2005 represents the value, using the intrinsic value method, of vested Holdco options and Holdco options vesting during 2006. For exercises of New Paramount Options, Paramount has generally refused to accept a cash surrender since August 15, 2005 and has therefore required holders of New Paramount Options to exercise their vested options and acquire Class A Common Shares.
For the year ended December 31, 2005, Paramount recognized compensation costs related to the mark-to-market valuation of the Paramount Options, New Paramount Options and Holdco Options amounting to $3.7 million, $37.8 million and $16.8 million, respectively. For the year ended December 31, 2004, Paramount recognized compensation costs related to the mark-to-market valuation of Paramount Options of $41.0 million. Such compensation costs are presented as part of general and administrative expense in the consolidated statements of earnings (loss).

12.	Income Taxes
The following table reconciles income taxes calculated at the Canadian statutory rate to actual income taxes:

	2005	2004

Canadian statutory income tax rate	37.81%	39.04%
Calculated income tax expense (recovery)	$(39,623)	$32,150
Increase (decrease) resulting from:
Non-deductible crown charges, net of Alberta Royalty Tax Credit	13,894	25,455
Federal resource allowance	(9,380)	(21,787)
Federal and provincial income tax rate adjustment	(2,950)	481
Attributed Canadian Royalty Income recognized	(564)	(1,469)
Large corporations tax and other	9,763	6,795
Non-taxable portion of gain on sale of investments	(2,925)	(4,301)
Dilution gain	(8,273)	—
Recognition of tax pools not previously recognized	(16,649)	—
Stock based compensation	16,980	3,205
Other	(1,137)	6,926

Income tax expense (recovery)	$(40,864)	$47,455

COMPONENTS OF FUTURE INCOME TAX (ASSET) LIABILITY

	2005	2004

Timing of partnership items	$84,412	$114,406
Property, plant and equipment in excess of tax value	(51,481)	101,177
Asset retirement obligations	(22,382)	(34,281)
Stock-based compensation liability	(11,235)	(12,405)
Other	(2,237)	(2,517)

	$(2,923)	$166,380

The tax benefit of $4.5 million of operating losses has not been recognized in the consolidated financial statements.
13.	Financial Instruments
Paramount has elected not to designate any of its financial instruments as hedges under Accounting Guideline 13, Hedging Relationships (“AcG-13”). Prior to January 1, 2004, Paramount had designated its derivative financial instruments as hedges. The fair value of all outstanding financial instruments that were no longer designated as hedges under AcG-13, were recorded on the consolidated balance sheet with an offsetting net deferred gain. The net deferred loss was recognized into net earnings until December 31, 2005.
The changes in fair value associated with the financial instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all financial instruments is based on quoted prices or, in the absence of quoted prices, third party market indications and forecasts.

The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments:

	2005			2004
	Net			Net
	Deferred	Mark-to		Deferred	Mark-to
	Amounts on	Market		Amounts on	Market
	Transition	Gain(Loss)	Total	Transition	Gain(Loss)	Total

Fair value of contracts, beginning of year	$—	$—	$—	$(1,450)	$1,450	$—

Change in fair value of contracts recorded on transition	—	243	243	—	1,301	1,301

Amortization of deferred fair value of contracts	(1,649)	—	(1,649)	(196)	—	(196)

Net change in fair value of contracts entered into after transition	—	(22,583)	(22,583)	—	18,271	18,271

Unrealized gain (loss) on financial instruments			(23,989)	(1,646)	21,022	19,376

Realized loss on financial instruments			(12,053)			(683)

Net gain (loss) on financial instruments			$(36,042)			$18,693

(a)	COMMODITY PRICE CONTRACTS
At December 31, 2005, Paramount has entered into financial forward commodity contracts as follows:

	Amount		Price		Term

Sales Contracts
AECO Fixed Price	10,000 GJ/d		$8.730		November 2005 — March 2006
AECO Fixed Price	10,000 GJ/d		$8.710		November 2005 — March 2006
AECO Fixed Price	20,000 GJ/d		$8.085		November 2005 — March 2006
AECO Fixed Price	10,000 GJ/d		$9.185		November 2005 — March 2006
AECO Fixed Price	10,000 GJ/d		$10.600		April 2006 — October 2006
AECO Fixed Price	10,000 GJ/d		$10.745		April 2006 — October 2006
WTI Fixed Price	1,000 Bbl/d	US	$53.430		October 2005 — March 2006
Purchase Contract
AECO Fixed Price	10,000 GJ/d		$11.220		January 2006 — March 2006
Collars
AECO Costless Collar	20,000 GJ/d		$9.000	floor	April 2006 — October 2006
			$12.500	ceiling
AECO Costless Collar	10,000 GJ/d		$12.000	floor	January 2006 — March 2006
			$17.650	ceiling

The aggregate fair value of these contracts as at December 31, 2005 was a $4.6 million loss.

(b)	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
Borrowings under bank credit facilities and the issuance of commercial paper are for short periods and are market rate based, thus, their respective carrying values in the Consolidated Financial Statements approximate fair value. Paramount’s 2013 Notes were trading at approximately 102.75 percent as at December 31, 2005. Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at year-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to Paramount.
(c)	CREDIT RISK
Paramount is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. Paramount minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and by controlling third party credit risk with credit approvals, limits on exposures to any one counterparty and monitoring procedures. Paramount sells production to a variety of purchasers under normal industry sale and payment terms. Paramount’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.
(d)	INTEREST RATE RISK
Paramount is exposed to interest rate risk to the extent that changes in market interest rates will impact Paramount’s credit facilities that have a floating interest rate.
14.	Net Change In Non-Cash Working Capital

	2005	2004

Changes in non-cash working capital:
Short-term investments	$13,362	$(10,532)
Accounts receivable	(40,765)	(25,480)
Prepaid expenses	(796)	(978)
Accounts payable and accrued liabilities	99,667	37,019
Due to Trilogy Energy Trust	(23,928)	—

	20,268	29

Operating activities	16,294	(27,320)
Investing activities	3,974	27,349

	$20,268	$29

Certain changes in working capital as a result of the plan of arrangement have been excluded from the above amounts.
Amounts paid related to interest and large corporations and other taxes were as follows:

	2005	2004

Interest paid	$24,288	$18,951
Large corporations and other taxes paid, including settlements	$5,157	$31,021

15.	Related Party Transactions
TRILOGY ENERGY TRUST
At December 31, 2005, Paramount held 15,035,345 trust units of Trilogy representing 17.7 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors. The following transactions have been recorded at the exchange amounts:
•	Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement dated April 1, 2005 (the “Services Agreement”). The Services Agreement had an initial term ending March 31, 2006. It is anticipated that the Services Agreement will be renewed on the same terms and conditions to March 31, 2007 prior to the expiry of its current term of March 31, 2006. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. Paramount billed Trilogy an aggregate $4.2 million under the Services Agreement, which has been reflected as a reduction in Paramount’s general and administrative expenses.

•	In connection with the Trilogy Spinout, and in order to market Trilogy’s natural gas production, Paramount and Trilogy Energy LP, entered a Call on Production Agreement which provided Paramount the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favourable than the price that Paramount Resources received on the resale of the natural gas to a gas marketing limited partnership (see “Gas Marketing Limited Partnership” – below). Trilogy Energy LP is a limited partnership which is indirectly wholly-owned by Trilogy.

For the year ended December 31, 2005, Paramount purchased 8,490,542 GJ of natural gas from Trilogy Energy LP for approximately $70.3 million under the Call on Production Agreement for sale to the gas marketing limited partnership (see below). The price that Paramount paid Trilogy Energy LP for the natural gas was the same that Paramount Resources received on the resale of the natural gas to the related party gas marketing limited partnership. As a result, such amounts have been netted for financial statement presentation purposes and no revenues or expenses have been reflected in the Consolidated Financial Statements related to these activities.

•	During the course of the year, payable and receivable amounts arose between Paramount and Trilogy in the normal course of business.

•	At December 31, 2005 Paramount owed Trilogy $6.4 million, which balance includes a Crown royalty deposit claim of $5.5 million which, when refunded to Paramount, will be paid to Trilogy.

•	As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount Options and Holdco Options. The stock-based compensation expense relating to these options for the period April 1, 2005 to December 31, 2005 amounted to $4.4 million, of which 81 percent ($3.6 million) was charged to general and administration expense and 19 percent ($0.8 million) was recognized in equity in net earnings of Trilogy.

•	Paramount recorded distributions from Trilogy Energy Trust totaling $35.3 million in 2005. Distributions receivable of $12 million relating to distributions declared by Trilogy in December 2005 were accrued at December 31, 2005 and received in January 2006.

GAS MARKETING LIMITED PARTNERSHIP
In March 2005, Paramount acquired an indirect 30 percent interest (25 percent net of non-controlling interest) in a gas marketing limited partnership for $7.5 million (US$6 million). In connection with this acquisition, Paramount agreed to make available for delivery an average of 150,000 GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership with the expectation that prices received for such gas would be at or above market. The gas marketing limited partnership commenced operations that month.
During 2005, Paramount sold 10,380,998 GJ of its natural gas production to the gas marketing partnership for $83.3 million. The proceeds of such sales have been reflected in petroleum and natural gas sales revenue. In addition, Paramount sold 8,490,542 GJ of natural gas purchased from Trilogy (see above) to the gas marketing limited partnership for $70.3 million. These transactions have been recorded at the exchange amounts.
Because of market conditions, including the significant volatility of natural gas prices in the fall and the resulting margin requirements, the partners of the gas marketing limited partnership resolved to cease commercial operations in November 2005 and to dissolve the partnership in due course. Paramount recorded a $1.1 million provision for impairment on its investment in the gas marketing limited partnership, and expects to recover approximately $5 million on dissolution. No receivables arising from the sale of natural gas to the gas marketing limited partnership are outstanding as at December 31, 2005.
PRIVATE OIL AND GAS COMPANY
At December 31, 2005, Paramount held 2,708,662 shares of a private oil and gas company representing 24.8 percent of the issued and outstanding share capital of the company at such time. A member of Paramount’s management is a member of the board of directors of the private oil and gas company by virtue of such shareholdings. During the year, Paramount received dividends and a return-of-capital distribution from the private oil and gas company (the “Distributions”). The Distributions were paid in the form of common shares of a Toronto Stock Exchange listed oil and gas company. The value of such shares received by Paramount was $5.7 million, based on the market price of the shares on the date of the Distributions. The Distributions reduced the carrying value of Paramount’s investment in the private oil and gas company in the Consolidated Financial Statements, and the shares of the public oil and gas company received have been included in short-term investments.
OTHER
Certain directors, officers and employees of Paramount purchased an aggregate 922,500 flow through shares issued by Paramount for gross proceeds to Paramount of $21.1 million on July 14, 2005 as described in Note 10.
Certain directors, officers and employees of Paramount purchased an aggregate 1,016,000 flow through shares issued by Paramount for gross proceeds to Paramount of $30.0 million on October 15, 2004 as described in Note 10.
On December 13, 2004, Paramount completed the disposition of a building to an entity under common control. The transaction has been recorded at the exchange amount. Paramount received proceeds of $10.5 million, inclusive of the mortgage assumed by the purchaser of $6.4 million (see Note 5).
16.	Contingencies and Commitments
CONTINGENCIES
Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on Paramount’s financial position.

Paramount indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Paramount to the extent permitted by law. Paramount has acquired and maintains liability insurance for its directors and officers.
The operations of Paramount are complex, and related tax and royalty legislation and regulations, and government interpretation and administration thereof, in the various jurisdictions in which Paramount operates are continually changing. As a result, there are usually some tax and royalty matters under review by relevant government authorities.
All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. In addition, the Government of Canada is continuing its stakeholder and industry consultations concerning the application of and amendments to the regulations governing the computation of Crown royalties in the Northwest Territories. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories crown royalty filings. Additional amounts could become payable and the impact on net earnings may be material.
COMMITMENTS
At December 31, 2005, Paramount has the following commitments:

	2006	2007-2008	2009-2010	After 2010	Total

Transportation	$20,137	$40,188	$19,285	$58,221	$137,831
Leases	2,565	5,358	4,447	2,706	15,076
Capital spending commitment	40,400	400	—	—	40,800

Total	$63,102	$45,946	$23,732	$60,927	$193,707

Paramount also has an outstanding physical contract to sell 10,000 GJ/d of natural gas at an AECO fixed price of $14.06/GJ from January 2006 to March 2006.
17.	Comparative Figures
Certain comparative figures including transportation costs and non-controlling interest have been reclassified to conform to the current year’s financial statement presentation.
18.	Subsequent Events
Subsequent to December 31, 2005, Paramount entered into the following derivative financial instruments:

	Amount	Price		Term

Sales Contracts
WTI Fixed Price	1,000 Bbl/d	US$	65.64	February 2006 — December 2006
WTI Fixed Price	1,000 Bbl/d	US$	66.04	February 2006 — December 2006
AECO Fixed Price	10,000 GJ/d		$7.80	March 2006
Purchase Contract
AECO Fixed Price	10,000 GJ/d		$7.27	March 2006

19. Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles
These Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which in most respects, conform to United States generally accepted accounting principles (“US GAAP”). The significant differences between Canadian and US GAAP that impact Paramount are described below.
NET EARNINGS

	2005	2004

Net earnings (loss) from continuing operations under Canadian GAAP	$(63,932)	$34,895
Adjustments under US GAAP, net of tax:
Financial instruments(a)	2,054	(1,053)
Future income taxes(b)	(12,297)	(5,633)
Depletion and depreciation expense(c)	1,546	5,385
Short-term investments(d)	(24)	929
Reorganization costs(h)	(2,969)	—

Net earnings (loss) from continuing operations under US GAAP	$(75,622)	$34,523
Net earnings from discontinued operations under US GAAP	—	6,279

Net earnings (loss) under US GAAP	$(75,622)	$40,802

Net earnings (loss) from continuing operations per common share under US GAAP
Basic	$(1.17)	$0.57
Diluted	$(1.17)	$0.57

Net earnings from discontinued operations per common share under US GAAP
Basic	$—	$0.11
Diluted	$—	$0.10

Net earnings (loss) per common share under US GAAP
Basic	$(1.17)	$0.68
Diluted	$(1.17)	$0.67

AFFECTED BALANCE SHEET ACCOUNTS

	2005		2004
	As Reported	US GAAP	As Reported	US GAAP

Assets
Short-term investments(f)	$14,048	$16,176	$24,983	$27,149
Financial instrument assets(a)	2,443	2,443	21,564	18,271
Property, plant and equipment — net(c)	914,579	911,328	1,345,806	1,350,286
Long-term investments and other assets(c)	56,467	52,316	7,709	7,709
Future income taxes(a)(b)(c)(d)	2,923	5,154	—	—

Liabilities
Accounts payable and accrued liabilities(b)	155,076	155,076	147,364	152,893
Financial instrument liability(a)	7,056	7,056	2,188	542
Future income taxes(a)(b)(c)(d)	—	—	166,380	167,587

Shareholders’ equity
Common shares(b)	198,417	214,053	302,932	303,180
Retained earnings	$238,404	$217,431	$322,107	$324,253

CASH FLOWS

	2005		2004
	As Reported	US GAAP	As Reported	US GAAP

Cash flows from operating activities(e)	$275,339	$234,418	$263,073	$265,746

Cash flows from financing activities	148,950	148,950	273,647	273,647

Cash flows used in investing activities(e)	$(424,289)	$(383,368)	$(536,720)	$(539,393)

(a)	FINANCIAL INSTRUMENTS
For US GAAP purposes, Paramount has adopted Statement of Financial Accounting Standards (‘‘SFAS’’) No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities”. With the adoption of this standard, all derivative instruments are recognized on the balance sheet at fair value. The statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Paramount has currently not designated any of the financial instruments as hedges for US GAAP purposes under SFAS 133.
Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the balance sheet, and changes in fair value were not reflected in earnings.

Effective January 1, 2004, Paramount has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes, thus eliminating this US/Canadian GAAP difference in future periods. During the transition, Paramount recognized a deferred financial instrument asset of $3.4 million and a deferred financial instrument liability of $1.8 million as at December 31, 2004 which would not be recorded for US GAAP purposes. The deferred financial instrument asset and liability was amortized to earnings until December 2005 under Canadian GAAP.
(b)	FUTURE INCOME TAXES
The Canadian liability method of accounting for income taxes is similar to the US Statement of Financial Accounting Standard (SFAS) No. 109 ‘‘Accounting for Income Taxes’’, which requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in Paramount’s financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. This difference did not impact Paramount’s financial position or results of operations for the years ended December 31, 2005 and 2004.
The accounting for the issuance of flow through shares is more specifically addressed under Canadian GAAP than US GAAP. Under Canadian GAAP, when flow through shares are issued they are recorded based on proceeds received. Upon the renunciation of the tax pools, the related deferred tax liability is established for the tax effect of the difference between the tax basis and the book value of the assets and is recorded as a reduction of share capital. Under US GAAP, the proceeds from the issuance of flow through shares should be allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the amount the investor pays for the flow through shares and the quoted market price of the existing shares. A liability is recognized for this difference which is reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as an income tax expense.
To conform with US GAAP, common share capital would have to be increased by $20.0 million and accounts payable and accrued liabilities would have to be reduced by $7.7 million with the difference charged to future income tax expense as at and for the year ended December 31, 2005 due to the renunciation in 2005 of tax benefits relating to the flow through shares issued on July 14, 2005 and October 14, 2004. In addition, share capital would have to be reduced by $4.6 million and a corresponding amount of accounts payable and accrued liabilities would have to be recognized as at December 31, 2005 for the difference between the cash proceeds from the issuance of flow through shares on July 14, 2005 and the quoted market value of the shares.
As at and for the year ended December 31, 2004, share capital would have to be increased by $0.2 million, accounts payable and accrued liabilities would have to be increased by $5.4 million, and future income tax expense would have to be increased by $5.6 million due to the issuance of flow through shares on October 14, 2004 and related tax benefit renunciation during 2004.
(c)	PROPERTY, PLANT AND EQUIPMENT
Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward.

The resulting differences in recorded carrying values of impaired assets prior to January 1, 2004 result in differences in depreciation, depletion and amortization expense until such time that the related assets are fully depleted under Canadian GAAP. For the year ended December 31, 2005 and 2004, a reduction in depletion expense of $2.5 million ($1.5 million net of tax) and $8.4 million ($5.4 million net of tax), respectively, would have to be adjusted under US GAAP for the depletion expense recognized under Canadian GAAP on properties for which an impairment provision would have been reflected in 2002 and 2001 under US GAAP.
In 2005, Paramount transferred certain properties to Trilogy Energy Trust as part of the plan of arrangement reorganization disclosed in Note 3. The assets that became part of the Trust Spinout included certain assets that have been impaired in 2002 and 2001 under US GAAP having a total net book value of $21.8 million as at December 31, 2005 under Canadian GAAP, of which 81 percent (or $17.7 million) was charged to retained earnings with the remaining 19 percent (or $4.1 million) capitalized to Investment in Trilogy Energy Trust representing the interest retained by Paramount. Under US GAAP, the full amount of the net book value of such assets should have been charged to retained earnings to recognize their impairment in 2001 and 2002.
(d)	SHORT-TERM INVESTMENTS
Under US GAAP, equity securities that are bought and sold in the short-term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings until the security is sold. At December 31, 2005 and 2004, Paramount had unrealized holding gains of $2.1 million (net of tax — $1.3 million) and $2.2 million (net of tax — $1.4 million), respectively.
(e)	STATEMENTS OF CASH FLOW
The application of US GAAP would change the amounts as reported under Canadian GAAP for cash flows provided by (used in) operating, investing or financing activities. Under Canadian GAAP, dry hole costs of $44.9 million (2004 — $24.7 million) are added back to net earnings in calculating cash flows from operating activities. Under US GAAP, dry hole costs represent cash flows from operating activities and therefore should not be added back to net earnings in calculating cash flows from operating activities.
Under Canadian GAAP, the consolidated statements of cash flows include, under investing activities, net changes in working capital accounts relating to property, plant and equipment, such as accrued capital expenditures payable. Under US GAAP, such changes in working capital accounts are presented as part of cash flows from operating activities. For the year ended December 31, 2005, there would be an increase of $4.0 million (2004 — increase of $27.3 million) to cash flows used in investing activities related to changes in investing working capital accounts, and an increase in cash flows from operating activities for the same amounts.
The presentation of funds flow from operations is a non US GAAP terminology.
(f)	BUY/SELL ARRANGEMENTS
Under US GAAP, buy/sell arrangements are reported on a gross basis. For the year ended December 31, 2005, Paramount had sales of $73.7 million (2004 — $22.2 million) and purchases of $73.1 million (2004 — $22.0 million), related to buy/sell arrangements. The net gain of $0.6 million (2004 — $0.2 million loss) has been reflected in revenue for Canadian GAAP purposes.

(g)	OTHER COMPREHENSIVE INCOME
Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net earnings.
(h)	REORGANIZATION COSTS
In connection with the Trilogy Spinout, Paramount incurred reorganization costs totaling $4.8 million, which were charged to retained earnings under Canadian GAAP. Under US GAAP, reorganization costs are treated as period costs.
ADVISORIES
Information included in this press release and the Consolidated Financial Statements are presented in Canadian dollars unless otherwise stated.
Forward-looking Statements and Estimates
Certain statements included in this press release constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, “forecast”, “opportunities” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to estimates of future capital expenditures, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, estimated future production levels, exploration, development and production plans and the timing thereof, operating and other costs, royalty rates, expectations of the timing and quantum of future cash income taxes, expectations as to Paramount’s working capital deficit and 2006 capital program and the funding thereof, sensitivities to Paramount’s funds flow from changes in commodity prices, future exchange rates and rates of interest, estimated quantities and net present value of oil sands resources, the anticipated timing for seeking regulatory approvals, and expectations of growth in production, reserves, undeveloped land and the timing thereof.
Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, assumptions have been made regarding, among other things:
•	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

•	the ability of Paramount to market oil and natural gas successfully to current and new customers;

•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;

•	the timing and costs to bring Paramount’s oil sands projects on production;

•	the timely receipt of required regulatory approvals;

•	drilling success consistent with past success;

•	the ability of Paramount to obtain financing on acceptable terms;

•	currency, exchange and interest rates;

•	future oil and gas prices;

•	that no cash taxes will be paid by Paramount in 2006.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•	risks and uncertainties involving geology of oil and gas deposits;

•	risks inherent in Paramount’s marketing operations, including credit risk;

•	the uncertainty of reserves estimates and reserves life;

•	imprecision of resource estimates and reserves life;

•	the uncertainty of estimates and projections relating to drilling, production, costs and expenses;

•	the uncertainty of estimates and projections relating to the results of exploration and development;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	Paramount’s ability to enter into or renew leases;

•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	health, safety and environmental risks;

•	uncertainties as to the availability and cost of financing;

•	the ability of Paramount to add production and reserves through development and exploration activities;

•	weather;

•	general economic and business conditions;

•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•	uncertainty in amounts and timing of royalty payments;

•	change in taxation laws and regulations and the interpretation thereof;

•	risks associated with existing and potential future law suits and regulatory actions against Paramount; and

•	other risks and uncertainties described elsewhere in this press release or in Paramount’s other filings with Canadian securities authorities.
The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
Non-GAAP Measures
In this press release, Paramount uses the term “funds flow from operations”, “funds flow from operations per share — basic”, “funds flow from operations per share — diluted”, “operating netback”, “funds flow netback per Boe” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount’s financial performance. The Non-GAAP measures do not have standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.
“Funds flow from operations” refers to the cash flows from operating activities before net changes in operating working capital. “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to ‘funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities. “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows. “Funds flow net back per Boe” is calculated by dividing “funds flow from operations” by the total sales volume in Boe. “Operating netback” equals petroleum and natural gas sales less royalties, operating costs and transportation. “Net debt” is calculated as current liabilities minus current assets plus long-term debt and stock-based compensation liability associated with Holdco Options. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.
Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Oil and Gas Barrels of Oil Equivalent Conversions
This document contains disclosure expressed as “Boe”, “MBoe”, “MMBoe”, “Boe/d”, “MMcfe”, “MMcfe/d” and “Bcfe”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and dos not represent a value equivalency at the wellhead.
Finding and Development Costs
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.
Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.
For further information, please contact:
Paramount Resources Ltd.
C.H. (Clay) Riddell, Director, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994